
05008150

5/6

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Option N.V.

*CURRENT ADDRESS Kolonel Begaultlaan 45
3012 Leuven, Belgium

**FORMER NAME

**NEW ADDRESS


PROCESSED
MAY 2 0 2005
THOMSON FINANCIAL

FILE NO. 82- 34875 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 5/18/05

82-34875

AR/S
12-31-04

OPTION'S ANNUAL REPORT 2004

// OUR MISSION IS TO BE EXCELLENT
IN THE DESIGN, DEVELOPMENT, MANUFACTURE
AND MARKETING OF INNOVATIVE BROADBAND
WIRELESS SOLUTIONS FOR GLOBAL MARKETS
ENABLING ANYWHERE, ANYTIME ACCESS
FOR THE MOBILE PROFESSIONAL //

CONTENTS



MANAGEMENT REPORT



MANAGEMENT REPORT
FINANCIAL HIGHLIGHTS

FINANCIAL REPORT
US GAAP

FINANCIAL REPORT
BELGIAN GAAP

FINANCIAL HIGHLIGHTS (US GAAP)

AT DECEMBER 31, 2004 - 2003 - 2002 (AUDITED AND CONSOLIDATED)

In Thousands EUR, Except Per Share Amounts

	2004	2003	2002
Net Sales	102 511,7	56 639,9	25 626,4
Gross profit	49 533,6	27 724,4	10 567,5
Gross Margin	48,3%	48,9%	41,2%
Operating Income	18 478,6	6 893,3	-7 747,2
Operating Income - margin	18,0%	12,2%	-30,2%
Net Result after tax	15 024,8	5 579,9	-7 071,4
Total assets	63 333,8	32 782,3	25 209,7
Working Capital	35 400,0	9 883,4	205,1
Long - term capital lease obligations	286,2	399,2	0,0
Subordinated long - term debt	221,7	221,7	6 330,9
Shareholders' equity	43 009,2	19 150,0	7 268,7
Weighted average shares outstanding	9 780 568	8 221 906	7 959 256
Total number of shares outstanding	10 105 354	9 285 231	8 218 985
Net Result after Tax Per Basic Share	1,54	0,68	-0,89
Net Result after Tax Per Diluted Share	1,48	0,59	-0,89
Dividends (in EUR)	0,0	0,0	0,0

See Notes to Consolidated Financial Statements

NET SALES
In Thousands EUR


130 000
120 000
110 000
100 000
90 000
80 000
70 000
60 000
50 000
40 000
30 000
20 000
10 000
0
2004
2003
2002

OPERATING INCOME
In Thousands EUR


20 000
17 500
15 000
12 500
10 000
7 500
5 000
2 500
0
-2 500
-5 000
-7 500
-10 000
-12 500
2004
2003
2002

NET RESULT AFTER TAX
Per Share in EUR


1,60
1,40
1,20
1,00
0,80
0,60
0,40
0,20
0
-0,20
-0,40
-0,60
-0,80
-1,00
2004
2003
2002

MAKING 3G A REALITY

History will record that Option played a significant role in the launch of 3G mobile services in Europe during 2004. Continuing delays in the availability of handsets for 3G consumer services prompted many European operators to launch enterprise 3G data services first. Option's GlobeTrotter portfolio of 3G wireless data cards was pivotal to many of these launches.

2004

February Option wins the ***Export Lion Award*** for the Province of Flemish Brabant

Vodafone's GPRS Mobile Connect Card wins ***Best Mobile Application - Corporate Market*** at the 2004 GSM Association Awards

Vodafone chooses GlobeTrotter 3G card as its 3G Mobile Connect Card and 3G launch offering for its European operations

March Option launches GlobeTrotter Mobility Manager

April EUR 8 million raised in private placing of 551,724 new shares

May Proximus pioneers 3G services in Belgium with GlobeTrotter 3G data card

June Option announces GlobeTrotter FUSION™: the world's first 3-in-1 data card incorporating 3G, GPRS and WLAN

August Swisscom Mobile launches "Mobile Unlimited" based on the GlobeTrotter FUSION™

September T-Mobile selects GlobeTrotter FUSION™ as cornerstone of wireless broadband strategy

Option announces GlobeTrotter COMBO EDGE™: the world's first data card combining EDGE/GPRS and WLAN

October Option named among Europe's 500 fastest growing companies

December Vodafone adds GlobeTrotter FUSION™ to its broadband wireless portfolio

TMN Portugal selects GlobeTrotter FUSION™ and Mobility Manager™

Option wins prestigious Europe's 500 Award for ***Most innovative use of IT***

GlobeTrotter COMBO EDGE wins regulatory approval for US and European markets

2005

January

Mobitel launches 3G in Slovenia with Option's GlobeTrotter FUSION™ data card

Orange France extends broadband wireless data portfolio with GlobeTrotter FUSION™

Voxmobile (Luxembourg) and Monaco Telecom select GlobeTrotter FUSION™

February

Cellcom offers GlobeTrotter FUSION™ in Israel

Italian operator WIND launches GlobeTrotter FUSION™

Option enters US market when Cingular Wireless selects GlobeTrotter COMBO EDGE solution

GlobeTrotter FUSION™ launched in Norway by Telenor

Option's PC cards recognised for second successive year in the annual GSM Association Awards when Swisscom's Mobile Unlimited solution wins ***Best Enterprise Application***

Option partners with Swisscom to market Mobile Unlimited internationally

Option starts shipping GlobeTrotter 3G QUAD™, the world's first five-band broadband data card incorporating both 2100 MHz 3G and quad band GSM/GPRS

GlobeTrotter FUSION™ selected by TeliaSonera

March

ONE Austria selects Option's GlobeTrotter FUSION™ & Mobility Manager™

Option announces new product: the GlobeTrotter 3G EDGE™

Technology demonstrations of Option's HSDPA data card at CeBIT 2005

Option and Nortel demonstrate HSDPA datacard at CTIA Wireless

CHAIRMAN'S STATEMENT

It is with great pleasure and considerable pride that I can report another exceptional year for our Company. Systematic improvements in all key performance indicators were achieved in 2004.

Full year revenues reached a record of EUR 102.5 million, a year-on-year increase of 81% compared with 2003 revenues of EUR 56.6 million.

Gross Margin was EUR 49.5 million, or 48.3% of revenue, compared to EUR 27.7 million for 2003.

Net earnings grew 169% from EUR 5.6 million in 2003 to EUR 15.0 million, or 15% of revenues.

Earnings per basic share of EUR 1.54 were 126% higher than in 2003 (EUR 0.68) while earnings per diluted share grew 151% from EUR 0.59 to EUR 1.48.

The Company generated EUR 18.2 million cash from operating activities during the full year, compared with EUR 7.4 million in the previous year.

The record revenues and profits in 2004 exceeded expectations and reflected Option's leadership position in wireless data card solutions. This product sector is now developing real momentum and scale as it moves beyond the "early adopter" phase. The continuing enhancement of mobile networks' data capabilities, and the growing understanding of the efficiency and productivity benefits of mobile access to email and other on-line resources, are together making wireless data cards an integral part of enterprise IT strategies.

Close partnership with operators continues to be at the heart of our strategy. Through detailed understanding of our customers' plans we can better identify the best opportunities and ensure design and development delivers the most appropriate solutions on time and when promised.

As we predicted, 2004 was the year that 3G took off. At the end of 2004, the GSM Association – the global trade association for mobile operators - reported that 60 operators were delivering 3G UMTS services in 30 countries. Enterprise mobile data services based on wireless data cards were the first 3G offering from a significant proportion of these operators. Option's GlobeTrotter 3G card was central to many of these launches. By the fourth quarter of 2004, 3G data cards represented 82% of unit sales.

The arrival of 3G is just one of several factors driving interest in wireless data communications. Use of wireless LAN is growing rapidly within enterprises, in public "hotspots" and even in the home while WiMax is one of a number of alternative wire-



less technologies that are already being heavily promoted even though technical standards are not yet finalised.

Among mobile operators, EDGE is gaining traction as a means of extending the reach and range of data service portfolios. This upgrade to the GPRS packet-switched data service allows GSM operators without new 3G spectrum significantly increased data rates within their existing networks. For operators who are overlaying 3G on their GSM core networks, EDGE provides a more economic means of extending higher data rate services to rural areas where the deployment of 3G is not currently cost effective. Furthermore, although most 3G services have only been launched in the last 12-18 months, an upgrade called HSDPA – High Speed Downlink Packet Access - that will deliver further increase download speeds is already on the horizon.

Option's record of generating cash gave us the financial strength and confidence to accelerate the design and develop of several products during the past year. This ability to execute multiple simultaneous development programmes is now embedded as a core-competence of the Company. The world's first five-band data card is the most recent achievement of this capability. Introduced in February 2005, the GlobeTrotter 3G QUAD™ integrates 3G in the 2100 MHz frequency band adopted in Europe, the Middle East, Asia and Africa, with quad-band GPRS ensuring professional global travellers can connect virtually anywhere on earth.

Despite some initial wariness of WLAN, operators increasingly recognize the benefits of providing their customers with solutions that integrate WLAN with the mobile data technologies. Early anticipation of this trend allowed Option to be first to market with its GlobeTrotter FUSION™ GPRS/3G/WLAN Card in August 2004. The appeal of the integrated approach was vividly demonstrated in the fourth quarter when WLAN-enabled data cards accounted for 25% of unit sales.

FCC certification of GlobeTrotter COMBO EDGE™, the world's first GPRS/EDGE/WLAN quad-band card, in December 2004 provided the strategic platform for Option to enter the US market. Plans to deliver COMBO EDGE™ to Cingular Wireless, America's biggest mobile operator, were announced in early 2005.

As of mid February 2005, Option was serving more than 50 individual operators with its portfolio of six commercially-available GlobeTrotter wireless data cards. Option's market share is estimated to be around 30% globally and 70% in Europe. Some 16 operator groups have ordered FUSION products incorporating WiFi.

The need to combine the most relevant mix of technologies will continue to dominate the wireless data card market throughout 2005. An HSDPA data card is already under development for commercial launch in the fourth quarter of 2005, in time for the expected completion of deployment and testing of the first HSDPA networks. As the only wireless data card Company with the field experience that will be needed to ensure seamless backward compatibility with 3G, EDGE and GPRS, Option is well placed to enjoy a substantial competitive advantage in the marketplace.

While the variety of technologies available greatly increases the opportunities to connect wirelessly, software is increasingly important to delivering the intuitive, instant, reliable and secure wireless access demanded by corporate users.

GlobeTrotter Mobility Manager™, which seamlessly controls connections over 3G, EDGE, GPRS, WiFi, ADSL and standard fixed-line modem connections, continues to differentiate Option's solutions from those of competitors in the eyes of users.

The agreement that allows Option to license Swisscom Mobile's award winning Unlimited Connection technology to its other operator customers will create new opportunities in 2005. Enabling seamless handover between GPRS, 3G and WiFi, Unlimited Connection further enhances the customer experience by automatically selecting the fastest available technology to provide uninterrupted access.

Just as its market has matured, Option's shareholder structure has also matured. Eight analysts are following our Company as Option has a free-float of 80% and several institutional investors hold our Company's shares following the exit of our venture capital partner, GIMV.

I would like to place on record my thanks to GIMV for their insight and patience both through the downturn in the mobile sector that followed 3G licensing in Europe and in waiting for real momentum in wireless data cards to emerge before realizing their investment.

This momentum suggests that wireless, as well as fixed, access technologies will make a significant contribution to the creation of the broadband society. User demand for seamless and ubiquitous broadband access at home, in the office and, critically, on the move will significantly increase the scale of the opportunity for suppliers of integrated access solutions. With its leading edge technology and design skills, and track record in anticipating the market, Option has the credentials and confidence to be at the forefront of making the broadband society a reality.



Jan Callewaert, *Chairman*
February, 28, 2005

MANAGEMENT DISCUSSION

REVIEW OF OPERATIONS

Anticipating the market, innovation and focusing on execution remained the foundations of Option's continued success in 2004. In addition to the excellent financial performance, this success has been recognized in several major awards.

The ***Export Lion Award*** for the Province of Flemish Brabant reflected Option's outstanding achievement in generating 98% of revenues from exports. Victory for Vodafone in the ***Best Mobile Application – Corporate Market*** category of the 2004 GSM Association Awards recognized the international carrier's promotion of cross-border wireless data services based on the GlobeTrotter GPRS data card.


Europe's 500
Microsoft
2004 Winning Company

Option's contribution to addressing the communications challenges of today's travelling business person were also recorded with the award of the prestigious Europe's 500 Award for ***Most Innovative Use of IT*** (Award offered by Microsoft).

Swisscom Mobile's win for its Mobile Unlimited service based on GlobeTrotter FUSION™ in the ***Best Enterprise Application*** category of the 2005 GSM Association Awards demonstrates that Option's innovation and strong customer relationships continue into 2005.

TOWARDS SEAMLESS MOBILITY

With its improved data rates of up to 384 kbps, 3G took over from GPRS as the primary driver of wireless data card developments during 2004.

Vodafone's 3G Mobile Connect Card, a customized version of the GlobeTrotter 3G data card, was launched across seven countries in February and subsequently introduced into a total of 16 Vodafone subsidiaries, associated companies and partner networks. By the end of 2004, the Group had more than 170,000 3G-enabled Mobile Connect Customers.

Vodafone's pioneering 3G service built on its existing GPRS Mobile Connect offering, based on the GlobeTrotter GPRS card, which had some 230,000 users by the end of 2004.

In the short to medium term, 3G networks will tend to be focused on more densely populated urban areas and will not offer the coverage that GSM/GPRS offers in rural areas. Retaining GPRS within 3G products increases the probability that end-users will be able to remain connected if they stray out of 3G coverage. This "backward compatibility" increases the utility of the overall service and ensures that 3G users can continue to enjoy GSM's international roaming capabilities which span some 200 countries. By minimizing users' down-time, backward compatibility maximizes revenue opportunities for operators.

EMBRACING WLAN

Wireless LAN – or WiFi – is now increasingly considered in a similar light. Based on the 802.11x standards, WiFi is increasingly being exploited to offer high-speed connectivity to PC and PDA users at "hot-spots" such as airports, railway stations, hotels, coffee shops and fast food restaurants.

Once regarded with suspicion by some mobile operators, attitudes to WiFi are changing. The GSM family of mobile technologies has a number of attributes that make them very attractive to WiFi hotspot operators trying to attract customers, traffic and revenues.

GSM has the ability to authenticate customers and bill them. It also has an established roaming culture and a global customer base that now exceeds 1.25 billion users. A secure, roaming protocol based on GSM's secure SIM authentication has already been developed allowing mobile users to roam onto hotspots with charges being billed to the mobile account.

The convenience of a wireless data card that integrates mobile technologies with WiFi is now understood to be of significant value to users, especially enterprise IT departments charged with managing large numbers of WiFi-capable personal computers.

Since announcing its first seamless mobility product, a GPRS/WLAN GlobeTrotter COMBO Card, in October 2003, Option has continued to develop its expertise in this sector. In June 2004, Option announced the GlobeTrotter FUSION™, the world's first three-in-one data card incorporating 3G, GPRS and WLAN.


GLOBE TROTTER FUSION
GLOBE TROTTER

GlobeTrotter FUSION
UMTS/GPRS/GSM/WLAN PC Card

GlobeTrotter 3G
3G/GPRS/GSM PC Card

On a 3G network the GlobeTrotter FUSION™ enables broadband connection to the internet at data speeds of up to 384kbps. Within range of public WiFi hotspot, a corporate WLAN or a domestic wireless network and the GlobeTrotter FUSION™ provides connection at speeds of up to 54Mbps. In areas where 3G or WiFi services are not available. GlobeTrotter FUSION™ still ensures reliable and secure data connection over the widely available GPRS services.

At a time when corporate users demand instant, reliable and secure access, user software is fast becoming a major differentiator. GlobeTrotter Mobility Manager, announced in March 2004, is an important component of the FUSION offering.

This unique PC software solution enables fast, simple and easy access to wireless data whilst hiding the complexity of the underlying wireless technologies from the user. GlobeTrotter Mobility Manager seamlessly controls both wireless Internet and fixed-line dial-up connections. It supports 3G, EDGE, GPRS/GSM, WLAN/Wi-Fi, ADSL and standard PC modem connections.

Inherent within GlobeTrotter Mobility Manager is a "single click" philosophy. One click and the user has direct access to the Internet over 3G or GPRS, the ability to compose and send an SMS, and connect to the corporate Wireless LAN or local Wi-Fi hotspot.

GlobeTrotter Mobility Manager enables the corporate user to connect securely with WPA encryption to the Company WLAN whilst in the office, or via a secure wireless VPN when travelling, at an airport, or staying in a hotel.

The GlobeTrotter FUSION™ data card incorporates EAP-SIM and Smart Card (PCSC) technologies to enable automatic authentication to corporate WLAN and public Wi-Fi services as well as making the operator-provided SIM transparently available to third *party applications requiring authentication for security or e-commerce transactions.*



GlobeTrotter GPRS/GSM PC Card



GlobeTrotter COMBO WLAN/GPRS/GSM PC Card

Initially shipped with the GlobeTrotter COMBO WLAN/GPRS PC Card, GlobeTrotter Mobility Manager is bundled with the FUSION data card and is progressively being extended to the rest of the GlobeTrotter PC Card family.

In August 2004, the FUSION data card was chosen as the cornerstone for Swisscom Mobile's Mobile Unlimited Service. Employing special software developed by Swisscom Mobile in conjunction with Whitestein Technologies across its mobile and WiFi hotspot networks, Mobile Unlimited selects the fastest available technology (GPRS, 3G or WLAN) at any given time.

Seamless handover technology sustains the connection during the switchover from one transmission technology to another making data communications as simple and fast on the move as they are from a fixed workstation with broadband access. This innovative solution was recognized as the Best Enterprise Application at the 2005 GSM Association Awards.

From February 2005, Option has been granted the right to license Swisscom's seamless handover technology, under the Unlimited Connection brand, as a complete end-to-end solution to other mobile operators.

Cellcom (Israel), Mobitel (Slovenia), Monaco Telecom, Orange, Telenor (Norway), TMN (Portugal), T-Mobile, Vodafone, Voxmobile (Luxembourg) and Wind (Italy) have followed Swisscom Mobile in selecting the FUSION in the months since August 2004.

The dramatic market shifts in the data card market during 2004 is vividly illustrated by the fact that 3G was a feature of 70% of Option's European product shipments for the year, increasing from virtually zero at the beginning of the first quarter to 82% in quarter four. WLAN was an element of 10% of the product shipments, rising to 25% in Q4.

EDGE - THE KEY TO US MARKET ENTRY

EDGE delivers a four-fold increase in the data capacity per subscriber of GPRS networks, enabling them to support many 3G-type data services. In most cases, this can be achieved as a software upgrade to the existing network infrastructure.

As a result, EDGE is being widely deployed either as a complement to 3G or as an alternative access technology for operators that do not have 3G spectrum.

With 3G licensing not expected for some years, GSM operators in the United States are focusing on EDGE to enhance their data offerings.

The GlobeTrotter COMBO EDGE data card was launched in September 2004. As the only commercially available quad-band wireless data card (compatible with all GPRS/EDGE networks whether they operate in the 900 or 1800 frequency bands adopted in Europe, Africa and Asia and the Middle East, or the 850 and 1900 MHz frequency bands common in the Americas) the device satisfies the needs of data hungry mobile professionals worldwide. In Eastern Europe, the COMBO EDGE card is being marketed by mobile operators as an alternative to under-developed fixed broadband services.

On an EDGE network, GlobeTrotter COMBO EDGE enables connection to the Internet at data speeds of up to 247 kbps. Move into range of a public Wi-Fi hotspot, corporate wireless network or the home wireless network and the GlobeTrotter COMBO EDGE provides connection at speeds up to 54Mbps. In areas where EDGE or Wi-Fi services are not available the data card still enables reliable and secure data connections over traditional GPRS.

Integrated WiFi and EDGE, combined with a simple, intuitive user interface, are considered essential by US operators. Option's ability to demonstrate that its Mobility Manager software has been specifically designed to be compatible with Intel's WiFi-ready Centrino architecture was a key factor in Cingular Wireless selecting the GlobeTrotter COMBO EDGE card in early 2005.

The largest US operator with more than 46 million subscribers, the Cingular opportunity represents a strategic milestone for Option in the Americas.

HSDPA: THE NEXT STAGE IN THE EVOLUTION OF 3G

3G has been developed over many years through a partnership involving manufacturers, technology companies and mobile operators from around the world. Rather than being a single standard, 3G is designed to evolve with the phased release of new higher performance features and functionality.


GLOBE TROTTER

GlobeTrotter 3G QUAD
3G QUAD/GPRS/GSM PC Card



GlobeTrotter Combo EDGE
EDGE/GPRS/GSM/WLAN PC Card

Even though 3G has only been commercially available in Europe for 12-24 months, the next enhancement is entering the final stages of development. High Speed Downlink Packet Access (HSDPA) offers considerably higher download data speeds compared with current 3G and will allow mobile to compete with fixed line broadband access services such as ADSL for the first time. This prospect is generating significant media interest.

Option has an HSDPA data card under development and is on track for commercial launch in the fourth quarter of 2005, in time for the expected completion of deployment and testing of the first HSDPA networks.

Consistent with the need to combine the most relevant mix of technologies, the HSDPA data card will be backwards compatible with 3G, EDGE and ultimately GPRS. With our unrivalled field experience in all the necessary component technologies, Option is well placed to enjoy a substantial competitive market advantage.

RESEARCH, DEVELOPMENT AND MANUFACTURING

The headquarters at Leuven in Belgium remains the centre of Option's product development and project management.

The delivery of both the FUSION and COMBO EDGE cards during 2004 demonstrated the team's ability to successfully conduct concurrent design programmes. Current initiatives include the creation of a FUSION+ card incorporating EDGE as well as GPRS, 3G and WLAN, and the HSDPA card project.

Speed to market, form factors and product quality are among the key requirements among operators. Option believes it is four to six months faster than rivals in bringing product to market and the form factor of the GlobeTrotter GPRS card remains the benchmark in the sector.

Product quality is founded on use of the best available components and close supervision throughout the production engineering and manufacturing processes.

The Company maintains a close positive working relationship with Qualcomm, supplier of WCDMA chipsets for 3G products. However, Broadcom has been introduced as chipset supplier for the EDGE portfolio. Both suppliers are currently leaders in these respective fields.

With the significant increase in volume during the past year, Option's outsourced manufacturing partner Jabil Circuit has augmented Option's current capacity in Milan with a second manufacturing plant in Hungary. The easy accessibility of both plants from Belgium – both can be reached within two hours – ensures that the engineering team can be on-site quickly if problems arise, minimising reworking costs.

The importance of the software development centre in Adelsried, Germany, becomes ever more apparent as the pace of technology development accelerates and the user interfaces becomes key differentiators in the market place. Operators increasingly recognise that it is impractical to commission custom-designed interfaces from independent third parties.

MARKETING

Establishing and creating ever-closer relationships with operator partners remains central to the Sales and Marketing Department's role. The understanding of operators' plans and network deployment status gained through these relationships guides the product development programmes to ensure products are delivered when needed, on time and when promised. Option maintains a deliberate policy of avoiding hype by announcing new products only when they are ready for delivery.

The value of the time and effort invested in developing these relationships is vividly illustrated by a number of examples. T-Mobile's selection of the GlobeTrotter FUSION™ 3G data card in September 2004 continued a relationship dating back to 1999 when the operator marketed FirstFone™, a GSM 900 data card, in Germany. FUSION is the fourth Option product to be marketed by T-Mobile

Having adopted the GlobeTrotter GPRS card as the foundation of its original Mobile Connect Card, Vodafone returned to Option to source a 3G card with which to launch its 3G services across Europe. The international operator has also subsequently extended its broadband wireless portfolio with the GlobeTrotter FUSION™ card.

Option continues to manage the logistics of customizing physical packaging and user interface software and delivering the relevant variants to their respective destinations.

Globetrotter Mobility Manager can be fully customised to reflect the specific branding requirements of mobile or hotspot operators. As well as logos, colours, font styles, customisation can also include installing pre-set network and roaming partner preferences. Standard languages currently include Dutch, English, French, German, Italian, Portugues, Spanish and Chinese. Additional languages are available on request.

Taking into account the combinations of data cards, language versions and operator branding, the Option range now totals 6 discrete product packages.

A new north American sales team has been established in Atlanta to support Cingular Wireless and the imminent launch of the GlobeTrotter COMBO EDGE card in the US and to further develop the North American market.

GLOBETROTTER MOBILITY MANAGER™: PRODUCT HIGHLIGHTS

GlobeTrotter Mobility Manager™, designed and developed within Option, adheres to the Microsoft.NET development standard and runs on laptops and notebook PC's using Windows operating systems (Win98 SE, 2000, XP, & XP Pro).

Simplicity:

> Single click philosophy, One click connect
> One click access to e-mail, browser, & Instant Messenger
> Easy to customize toolbars, user selectable icons
> User selectable program favourites
> Pre-configured network operator settings
> Automatic Wi-Fi scan function
> Seamless interaction with Outlook contact database and SIM phonebook
> Auto-complete and search within contact database
> Simple but flexible connection profiles

Speed:

> 3G/UMTS 384kbps, E-GPRS, GPRS and GSM
> ADSL broadband, and standard 56Kbps modem connections
> WLAN/Wi-Fi up to 54Mbps

Security:

> Supports all major VPN client software
> 802.11b & 802.11g WEP and WPA security encryption
> EAP-SIM ready for SIM Authentication
> Administrator configuration lock-down
> Radio Power down to meet aviation security legislation

Support:

> Connection History
> Usage and connection statistics
> On-line user friendly help
> Comprehensive self diagnostics
> Microsoft certified (WHQL) device drivers


GLOBETROTTER
MOBILITYMANAGER


GlobeTrotter Mobility Manager
OPTION
HOME
Connectivity
3G/GPRS
GSM
Dialup
WLAN
My 3G connection
My GSM Dialup
Home WLAN
Connect
SMS
Connection details
My 3G connection
Sent
Received
Disconnect

GLOBETROTTER 3G QUAD™: PRODUCT HIGHLIGHTS

- Five-band wireless data card suitable for use on 3G networks at 2100 MHz in Europe, the Middle East, Asia and Africa and quad-band 850/900/1800/1900 MHz for use on GPRS networks worldwide
- On a 3G network, the GlobeTrotter 3G QUAD™ enables connection to the internet at speeds of up to 384 kbps
- GlobeTrotter PC card format: Extended Type II PCMCIA compliant and 32-bit CardBus PC Card interface
- Transparent handover between 3G and GPRS networks
- Supports IPSec client software for end-to-end secure corporate data exchange and synchronisation over VPN
- Future-proof through upgradeable Flash Memory technology
- Compatible with nearly all popular notebook PCs equipped with PCMCIA slot and Microsoft Windows Operating System
- Support for Mac operating system available on request
- Customisable for mobile network operators and IT manufacturers


GLOBE TROTTER

GlobeTrotter 3G QUAD
3G QUAD/GPRS/GSM PC Card



GlobeTrotter FUSION
UMTS/GPRS/GSM/WLAN PC Card

GLOBETROTTER FUSION™: PRODUCT HIGHLIGHTS

GlobeTrotter Fusion™ brings together 3G, GPRS and Wireless LAN 802.11g technologies in a single PC data card marking a world first in next generation broadband wireless data solutions.

> Supports WLAN 802.11g and 802.11b standards
> Supports IPSec client software for end-to-end secure corporate data exchange and synchronisation over VPN
> Future proof through user upgrade Flash Memory technology
> Seamless handover between WLAN and 2G and 2.5G networks with optional SESAM Mobile IP solution
> Transparent handover between UMTS and GSM/GPRS networks
> Compatible with nearly all popular notebook PC's equipped with Type II PC Card slot and Microsoft Windows Operating System
> Support for MAC O/S and Linux available on request
> Customisable for mobile operators and IT manufacturers.

GLOBETROTTER COMBO EDGE: PRODUCT HIGHLIGHTS

GlobeTrotter COMBO EDGE is the world's first data card combining EDGE/GPRS and WLAN (Wi-Fi) access technologies in a single PC data card.

> Quad-band data card suitable for use on E-GPRS/GPRS/GSM networks World-Wide
> GlobeTrotter PC Card format with retractable antenna design
> Supports WLAN 802.11g and 802.11b standards
> Supports IPSec client software for end to end secure corporate data exchange and synchronisation over VPN
> Future-proof through user upgradable Flash Memory technology
> Seamless handover between WLAN and 2G and 2.5G networks with optional SESAM Mobile IP solution
> Type II PC Card 32 bit card-bus interface compatible with nearly all popular notebook PC's equipped with PCMCIA slot and Microsoft Windows Operating System
> Support for MAC and Linux operating systems available on request
> Customisable for mobile operators and IT manufacturers.



GlobeTrotter Combo EDGE
EDGE/GPRS/GSM/WLAN PC Card

MANAGEMENT DISCUSSION

SOCIAL REPORT

EMPLOYEES

On 31st December 2004 there were 196 full time employees in the Option Group supported by an additional 14 contractors. This compares with 157 full time employees and 17 contractors in the previous year.

Training & development

The strong focus on technological innovation requires Option to invest continuously in training and personal development. Option individuals or teams are able, where appropriate, to receive training from suppliers, partners and other training institutes at European locations.

Development through education and training at Option includes on-the-job professional development, technical education, certification programmes, and management development as well as language refreshment courses when necessary.

EXECUTIVE OFFICERS

Jan Callewaert (48), Founder and CEO Prior to founding Option in 1986, Jan Callewaert gained IT experience with BULL and and Telecom experience with Ericsson where he worked on office automation systems, integrating modems, data networks, fibre optics and videotext. Jan is a qualified Commercial and Managerial Engineer in Management Informatics and has a Baccalaureat in Philosophy from the University of Leuven. A regular speaker on mobile computing at industry conferences, Jan is a recognized figure in the mobile data communication industry.

Frederic Convent (42), Chief Financial Officer & General Counsel Frederic Convent was Vice President, CFO and Corporate Secretary of Xeikon until January 2001 where he was responsible for the accounting and financial departments of the Belgian headquarters and the five foreign subsidiaries of this manufacturer of digital printing systems. Before joining Option in September 2002, he provided investor relations' advice to a number of stock market-listed companies. Previously he acted as Senior Investment Manager at GIMV and as Senior Auditor at Coopers & Lybrand during respectively five and three years. He holds a law degree from the University of Leuven and an MBA from Vlerick University, Ghent.

Bart Goedseels (37), Vice President Operations Bart Goedseels, graduated from the Law School of the University of Leuven, joined Option in 2001 to assume the position of Vice President of Operations. In this position, he has operational authority over the Company's departments for project sales, purchasing and manufacturing. Bart worked for Leisureplanet (UK) during eight years, and has been its COO the last two years. He organised and supervised the Company's general structure with project-driven and globally spread activities.

Douglas Ros (52), Vice President Business Development & Marketing Educated in the UK with a Higher Diploma in Electrical & Mechanical Engineering sponsored by the Racal Decca Group, Douglas Ros joined Option in February 2000 from World Telecom Labs where he was Director of Sales and Marketing. Previously, he was Managing Director at Micro-Integration Europe and General Manager of Thorn EMI where he served for over 14 years in a variety of technical, sales, business development and management positions.

Bernard Schaballie (45), Vice President Engineering Bernard Schaballie graduated as a civil electronics engineer at the University of Leuven in 1982. He started his career at the Leuven University as a research assistant specialising in digital signal processing and silicon compilers. During 15 years he was employed by Telindus, where he assumed positions as development engineer, team leader and R&D director, heading a team of 60 researchers. Before joining Option he was responsible for business development of own products in Telindus, initiating alliances with major players in the industry.

Jan Vercruysse (46), Vice President Technology Jan Vercruysse holds a degree in Civil Engineering from the University of Leuven and a degree in Telecommunications Engineering from the University of Leuven. For 6 years as Project and R&D Manager he pioneered the engineering department to become a centre of excellence. Jan worked for Sparnex as HDSL Development Engineer and Team Manager. At Telindus he had won his spurs in the design of PCBs and ASICs for data products.

Andy Kinsella (39), Vice President Manufacturing Andy Kinsella graduated in Electronic Engineering at Cork Institute of Technology, Ireland, and holds a Diploma in Business Administration form the Irish Management Institute and Henley Management College London. After engagements over the previous 10 years as RF Design Engineer and Project Manager at Maxon and M/A-COM, he joined Option in December '97 with responsibilities for setting up the manufacturing operation in Ireland which now employs more than sixty people.

MANAGEMENT DISCUSSION

CORPORATE GOVERNANCE

COMPOSITION OF THE BOARD OF DIRECTORS

The articles of association stipulate that the Board of Directors is composed of a minimum of three and a maximum of eight members, who are appointed by the general shareholders meeting for a maximum period of six years. The Board of Directors has to contain at least two independent directors.

The Board of Directors is currently composed of six members (age):
Jan Callewaert (48)
Arnoud De Meyer, *Independent director* (51)
Triakon NV, represented by Lucien De Schamphelaere, *Independent director* (73)
Philip Vermeulen, *Independent director* (48)
Alex Brabers, GIMV (39) until March 31st, 2005
Dirk Beeusaert, GIMV (40) until March 31st, 2005

The term of the office of all directors will expire immediately after the Annual General Meeting, which will be asked to approve the annual accounts for the year ending in 2008.

The two directors appointed by the suggestion of the GIMV, Dirk Beeusaert and Alex Brabers will resign at the Annual Meeting of 31st March 2005. This resignation reflects the disposal of the GIMV of its stake in Option.

Jan Callewaert, Founder and Chairman As Mr. Callewaert is through Pepper NV the most important shareholder of Option and his vision on the wireless industry is one of the key elements in Option's success, the current combination at Option of the function of Chairman and CEO is appropriated. Prior to founding Option, Mr. Callewaert gained IT experience with BULL where he was product manager for the Dealer Channel. Then, with ERICSSON where he was product-marketing manager for Office Automation products, he worked on the integration of hardware and software combining modems, data networks, fibre optics and videotext. Mr. Callewaert is a qualified Commercial and Managerial Engineer in Management Informatics and has a Baccalaureat in Philosophy from the University of Leuven. He has presented papers on mobile computing to industry conferences, and is a recognized figure in the mobile data communications industry. He will continue to promote the Company through regular presentations to industry groups.

Arnoud De Meyer Arnoud De Meyer is Professor of Technology Management and Associate Dean for Executive Education at INSEAD. He is also part time professor at the Vlerick School of Management at the University of Ghent. He is an electrotechnical engineer and has a Ph.D. in Business Administration. As an academic he has worked as a visiting scholar at M.I.T. (Cambridge, USA), Keio Business School (Tokyo, Japan) and Kiel University. He has published widely on International R&D Management, the interface between R&D and Manufacturing and Manufacturing Strategy. Arnoud De Meyer is currently also the Director of the INSEAD Euro Asia Centre and has extensive experience in Asia/Pacific. He has consulted with several Asian and European organizations on Technology Management and is currently board member of four entrepreneurial organizations.

Lucien De Schamphelaere Lucien De Schamphelaere is chairman and CEO of Triakon N.V. Till July 1999 he was chairman of Xeikon N.V, a Company that he formed in 1988. Prior to founding Xeikon he held, during a period of over 35 years, several positions in the field of process control, instrumentation and electronic imaging at Agfa-Gevaert. From 1986 till 1993 he served as CEO of AGIF N.V., Agfa-Gevaert's venture capital fund. Mr. De Schamphelaere is also a Director of Imec vzw, a Belgium-based semiconductor R&D Institute and of several Belgium-based start-up companies that are active in the high-tech field, such as Melexis N.V.

Philip Vermeulen Mr. Vermeulen served in various positions with Chase Manhattan Bank S.A. (Belgium), Sidel Computers Centers N.V. and IPPA Bank N.V. (Belgium). He also served as Executive Senior Investment Manager for Venture Capital with GIMV and later at FLV C.V.A. He is a Director of various companies active in the information technology business. Mr. Vermeulen is President of Q-List B.V.B.A.

AUDIT COMMITTEE

The Audit Committee of the Company is composed of two independent directors, Philip Vermeulen and Arnoud De Meyer, and Jan Callewaert.
The Audit Committee gives guidance and controls the financial reporting of the Company. It ensures the presence of sufficient internal control mechanisms and, in co-operation with the statutory auditor of the Company, investigates questions relating to bookkeeping and valuation. Reporting to the Board of Directors, the Audit Committee met six times during 2004.

REMUNERATION COMMITTEE

The Remuneration Committee is composed of two independent directors Philip Vermeulen and Arnoud De Meyer and Dirk Beeusaert (till the Annual Meeting of 31st March 2005). The Remuneration Committee's role is to provide for a fair policy of remuneration for the employees and to ensure best international practices are respected when determining the remuneration and incentives of Directors and Officers, and the appointment of the latter. Given the size of the Company the Remuneration Committee is therefore also combining the function of a nomination committee. The Remuneration Committee met once during 2004.

REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Annual General Meeting held on 31 March 1999 agreed to grant the Directors EUR 1 1239.47 per meeting of the Board and EUR 1 1239.47 per meeting of the board attended.

In 2002, the compensation was EUR 1 015,1k for the executive officers and EUR 130,1k for the members of the Board of Directors.
In 2003, the executive officers compensation amounted to EUR 780,3k and for the Board of Directors was EUR 88,0k expensed.
In 2004, the executive officers compensation amounted to EUR 862,5k and for the Board of Directors was EUR 75.6k accrued.

STATUTORY AUDITOR

The annual meeting of shareholders held on 31st March 2004 renewed the mandate of the statutory auditor, Deloitte & Touche, represented by Mr. Leo Van Steenberge. The mandate expires immediately after the annual shareholders' meeting on 31 March 2007 called to approve the annual accounts for the financial year ending on 31 December 2006. The annual fee to auditor has been fixed to EUR 90.000 (subject to annual adjustment to index of consumption prices). In 2004, the other remunerations of the auditor amounted to EUR 12 940, related legal reports for capital increases. Fees for other services provided in 2004 by other departments of Deloitte, such as tax advice, amounted to EUR 28 930.

CONFLICTS OF INTEREST

No conflicts of interest in the course of 2004 need to be reported to the general meeting under articles 523 and 524 of the Belgian Company Act. These articles relate to the requirement to declare any actions that might be construed as conflicts of interest.

The Belgian Corporate Governance Code

On 9 December 2004, the Corporate Governance Committee published the Belgian Corporate Governance Code. The Code known as "Code Lippens" and its nine principles can be found on the website http://www.corporategovernancecommittee.be .

This Code enters into force on 1st January 2005. At the general meeting in 2005, corporate governance should be on the agenda for information and consideration. In line with the Code as from 1st January 2006 Option should have made public a Corporate Goverance Charter, outlining its corporate governance structure and policies.

The Code has a high degree of built-in flexibility, enabling it to be adapted to each Company varying size, activities and culture. It is based on a 'comply or explain' system, which allows companies to deviate from the provisions of the Code when their specificities so justify, subject to providing adequate explanation.

MANAGEMENT DISCUSSION

CORPORATE SOCIAL RESPONSIBILITY

STATEMENT OF BUSINESS ETHICS

Option NV is mindful of its responsibilities to behave in an ethical manner in the course of pursuing its business goals and therefore makes the following ethical statement.

Option NV, including all its subsidiaries, affiliates and/or consolidated holdings will adopt the following practices:

Investment

We will not invest in any of the following areas:

> Marketing, development or production of nuclear, chemical or biological weapons.

> Marketing, development or production of weapons of war or other armaments.

> Marketing, development or production of products involving animal fur or animal testing.

> Production of strategic parts of weapon systems of any kind.

> Marketing, development or production of pornography, the sex industry, hard drugs or tobacco.

Employment

We will not engage in any of the following activities:

> Use of children under the legal age for employment.

> Use of forced, bonded or compulsory labour.

Discrimination

We will not discriminate against our employees in any of the following areas:

> On the grounds of race, colour, sex, sexual orientation, religion, political opinion or nationality.

> Any employee who is pregnant or on maternity leave.

Purchasing

We will put into place checks, controls and procedures to ensure all our suppliers and sub-contractors:

> Have ethical standards that do not compromise any of the above

> Have checks, controls and procedures that ensure their suppliers or sub-contractors do not compromise any of the above


ETHIBEL

OPTION, as a public Company, respects the Corporate Governance rules, as it is member of the ETHIBEL Sustainability index.

ENVIRONMENTAL POLICY OF THE PRODUCTION AND LOGISTICAL UNIT

The scope of operations of Option Wireless Ltd includes: "Source, manufacture and supply of wireless communication products and solutions"

The organisation recognises it's environmental responsibilities to it's staff, shareholders, customers and the general public and is committed to the continual improvement of the operating environment of it's facilities. To the end it will maintain a documented and Environmental Management System which conforms to: ISO 14001:1996 and will take into account all regulatory and legislative requirements pertinent to it's sector, local operating environment and customer requirements.

The organisation's objectives include the following:

> Communicating it's policies both internally and externally
> Commitment to continual improvement in environmental performance
> Using the input of staff, customers, shareholders, government, local authorities, interested third parties and the general public
> Awareness and training on environmental issues
> Creating a better environment for all, through the reduction, recycling and reuse of waste, the optimum usage of resources and the elimination of polluting releases of the environment
> Compliance with all pertinent applicable regulations and legislation
> Prevention of pollution
> Manufacture and supply of product in a safe environment to customer specifications and requirements

The above policy is supported be the management of Option Wireless Ltd who shall commit the necessary resources in ensuring that the objectives and targets can be achieved. Appropriate programmes are set up to achieve our objectives and will be reviewed at the Annual Management Review and Quarterly Objective Review Meetings.

CHARITY

The tragedy in Asia caused by the earthquake-triggered tsunami in December 2004 is devastating and at Option we were saddened by the death and suffering caused by these events. Our hearts go out to those affected by this disaster.

To aid those in need Option had decided in January 2005 to donate 25.000 Euro, (which is about 125 Euro per employee of Option) to the Belgian fundraising organisation "Tsunami 12-12", the Belgian Consortium for this emergency situation. Members are: Caritas Internationaal, Handicap International, Oxfam-Solidariteit, Rode Kruis Vlaanderen, Croix Rouge de Belgique and UNICEF België. More information can be found on: www.1212.be .

Option management also encouraged all its staff members to make their own individual contributions to relevant support agencies and national (Belgian, German or Irish) initiatives for the reconstruction of the devastated region.

MANAGEMENT DISCUSSION

FINANCIAL REVIEW

On April the 20th, 2004, 551 724 shares were issued. These shares have been issued at a issuance price of 14,50 EUR per share and were placed with a group of selected European institutional investors. As a result of this transaction the Company raised 8 million EUR. The new shares, generated by this private placement, have the similar rights as the existing shares of Option NV.

In the course of 2004 also 268 399 warrants were executed.

The above-mentioned transactions, bring the total of common stock shares to 10 105 354.

At year-end 2004, the Company announced the following significant shareholders:

Identity of the person, entity or group of persons or entities (*)	*Number basic shares held*	*Percentage of financial instruments held*
Pepper NV (100% Jan Callewaert)	1 763 626	17.45%
Jan Callewaert	114 799	1.14%
Schroder Investment Management	489 905	4.85%
Fidelity	330 000	3.30%
Total shares outstanding	**10 105 354**	**100%**

(*) Each class of the voting financial instruments of the Company, for each person, entity or group of persons or entities, known to the Company to hold at least 3% or more directly or indirectly is listed.

End of 2004 there were still 207 170 warrants existing that have been granted to beneficiaries active in the Option group under the warrant plan 'T', which the Board of Directors created in February 2002 and implemented in July 2003.
These warrants can be executed as from September 2005 till July the 2nd, 2008.

DISCUSSION OF THE CONSOLIDATED ANNUAL ACCOUNTS

Unless mentioned explicitly, all numbers are according to USGAAP

The consolidated accounts include the following subsidiaries, which shares are fully owned by Option NV:

- Option Wireless Ltd, Cork, Ireland
- Germany GmbH, Adelsried, Germany

At the end of 2004, an American subsidiary was founded, Option Inc. This event had no impact on the 2004 consolidation.

REVENUES

Revenues for 2004 increased by 81% to EUR 102,5 million, compared with EUR 56,6 million in 2003. 97% of the annual revenues originated from equipment sales, mainly the 3G-product line. 3% of 2004 revenues were derived from OEM development agreements. These percentages were respectively 84% and 16% in the previous year.

As we predicted, 2004 has been the year of 3G. 3G data cards were representing 72,8% of unit sales during 2004 with 27,2% of non-3G data cards constituting the remainder.

GEOGRAPHICAL SPREAD OF SALES

Geographically, Europe accounts for 98,6% of revenues.

GROSS MARGIN

Although less development fees were invoiced in 2004, the gross margin remains solid at 48,3% compared to 48,9% in 2003.

OPERATING EXPENSES

In 2004, operating expenses (including depreciation) amounted to EUR 31,1 million, compared to 20.8 million in 2003. In line with FASB 86, licenses related only to basic R&D at the moment of signature of the license agreement are expensed as a R&D cost, even if, later on, the license is broadened to commercial activities.

Payroll costs (see Belgian GAAP presentation) show an increase to 7,8 million EUR in 2004. Headcount stood at 196 full time employees supported by some contractors at the year-end compared with 157 employees a year earlier.

Depreciation as per US GAAP increased from 2,8 million EUR to 3,6 million EUR.

OPERATING RESULTS

Operating income in 2004 strongly improved to EUR 18,5 million compared to EUR 6,9 million a year earlier.

NET RESULT

For the fiscal year 2004, Option posted a net profit (in US GAAP) of EUR 15,0 million (EUR 1,54 per basic share) compared with a profit of EUR 5,6 million (EUR 0,68 per basic share) in 2003.

In Belgian GAAP the consolidated net result figures are respectively EUR 17,2 million in 2004 and EUR 6,0 million in 2003. The reconciliation between both accounting and reporting systems is mainly affected by the different deferred tax approach.

BALANCE SHEET

Total assets in US GAAP amount to EUR 63,3 million compared to EUR 32,8 million a year earlier. Mainly due to the non-existence of the deferred tax asset in Belgian GAAP the consolidated total assets as per Belgian GAAP were respectively EUR 58,5 million end of 2004 and EUR 23,8 million a year earlier.
Cash and cash equivalents increased over the year from EUR 9,1 million to EUR 31,6 million at the end of 2004.
Accounts receivable increased from EUR 7,0 million to EUR 15,5 million which reflects the increasing sales.
Inventories have increased from EUR 2,2 million at the end of last year to EUR 5,6 million at the end of 2004 as Option started manufacturing new product-lines.
The net book value of intangible and tangible fixed assets was EUR 5,0 million at the end of 2004, compared to EUR 5,1 million at December 31st 2003. During 2004, the Company invested mainly in licenses and additional test equipment for EDGE products.
Total current liabilities increased during the year to EUR 19,8 million, coming from EUR 13,0 million at the end of 2003.

Accounts payable increased from EUR 6,4 million to EUR 15,7 million in 2004 reflecting the increasing business.

On a balance sheet total of EUR 63,3 million, the total equity amounted to EUR 43,0 million. At the end of 2004, therefore the Company's solvency ratio was nearly 68%.
The Company generated EUR 18,2 million cash from operating activities during the full year 2004, compared to EUR 7,4 million in 2003.

APPROPRIATION OF THE NON-CONSOLIDATED RESULT

The statutory accounts of Option NV (Belgian GAAP) show a net profit for the year 2004 of EUR 9,0 million, improving from a net loss of EUR -1,0 million in 2003.

The intention in time of dividend distribution will depend of the net non-consolidated results of Option NV, the financial situation of the Company, the construction of the legal reserves and other elements that the Board of Directors and the Annual Meeting will consider at that moment.

The Board of Directors proposes to add the non-consolidated net profit of EUR 9,0 million of 2004 to the losses carried forward from the previous year.

Abridged appropriation account (According to Belgian Accounting Standards)

December 31 - in .000 EUR	*2004*	*2003*
Profit/(loss) carried forward from previous year	-24 755.3	-23 702.4
Profit/(loss) for the period available for appropriation	9 015.9	-1 052.9
Profit/(loss) to be appropriated	-15 739.4	-24 755.3

VALUATION METHOD

The Company believes that, notwithstanding the losses carried forward of EUR 15,7 million, applying a "going concern" accounting method for the statutory and consolidated annual accounts remains fully justified, especially now that Option NV also turned round into a profitable situation and because of the accelerating order in-flow for data cards based upon 3G and EDGE technologies during the first quarter in 2005. The growing equipment sales are also generating revenues for the statutory accounts of Option NV thanks to the royalty, transfer and manufacturing agreements with its subsidiary.

LIQUIDITY AND CAPITAL RESOURCES / POST BALANCE SHEET EVENTS

At 31 December 2004, the Company had EUR 31,6 million cash and cash equivalents.

Of total assets of EUR 63,3 million, the total equity amounted to EUR 43,0 million. At the end of 2004, therefore the Company's solvency ratio was nearly 68%. (As per Belgian GAAP presentation this is a consolidated solvency ratio of 62,7%; on a statutory level the solvency ratio amounts to 90,1%).

The accounts receivable portfolio is sound. Most sales in non-OECD countries are covered by letters of credit or by credit insurance, provided by Delcredere. An autonomous body, guaranteed by the Belgian Government, Delcredere's role is to promote international economic relations by covering risks relating to exports to, imports from and investments in non-OECD countries.

The by-laws of Option N.V. also provide the directors with additional flexibility in the form of an additional, but currently un-issued, authorized capital of EUR 4,52 million.

KEY FIGURES

(US GAAP)

in Thousands EUR, Except Per Share Amounts

December 31	2004	2003	2002
Profit & Loss Data			
Net Sales	**102 511,7**	**56 639,9**	**25 626,4**
Operating income / (loss)	18 478,6	6 893,9	-7 747,2
Net Result after tax	15 024,8	5 579,9	-7 071,4
Per Share (in EUR)			
Net Result after tax per basic share	1,54	0,68	-0,89
Net Result after tax per diluted share	1,48	0,59	-0,89
Equity [1]	4,40	2,33	0,91
Number of shares			
Weighted average (basic)	9 780 568	8 221 906	7 959 256
Total at 31/12 (basic)	10 105 354	9 285 231	8 218 985
Balance Sheet Data			
Equity	43 009,2	19 150,0	7 268,7
Balance sheet total	63 333,8	32 782,3	25 209,7

[1] (Equity/ Weighted average number of basic shares outstanding)

See Notes to Consolidated Financial Statements

THE OPTION SHARE ON EURONEXT

Option's ordinary shares were originally listed in USD on NASDAQ Europe (ex EASDAQ) following the Initial Public Offering of November 26, 1997. Option's shares started to be listed in EUR on the First Market of Euronext Brussels as from August 5th, 2003. Option NV's shares are quoted on the continuous trading market under the trading symbol "OPTI".

In September 2003 the OPTION stock became part of the NextEconomy quality index. Before Option was already part of the CSR Ethibel quality label.

The graph here below shows the value of share price evolution in 2004 on Euronext.

Share history in 2004 on Euronext

Year High: 28,65 Euro (December 7th, 2004)

Year Low: 8,41 Euro (January 14th, 2004)

Closing Prices: December 31st, 2003: 8,55 Euro (opening price)

December 31st, 2004: 26,45 Euro (closing price)

During 2004 a total of 11 006 524 shares were traded on Euronext on 259 trading days, meaning an average for the year of nearly 42 500 shares per day.

in euro (Source Datastream)


30
25
20
15
10
5
0
2/01/2004
2/02/2004
2/03/2004
2/04/2004
3/05/2004
2/06/2004
2/07/2004
2/08/2004
2/09/2004
2/10/2004
2/11/2004
2/12/2004
31/12/2004


NE
BEL



FINANCIAL REPORT_US GAAP

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2004 - 2003 - 2002 / US GAAP

Amounts In Thousands EUR

Assets	**2004**	**2003**	**2002**
Cash & cash equivalents	31 612,1	9 136,6	2 558,6
Accounts receivable [1]	15 507,1	6 962,6	4 994,2
Other receivables	883,9	569,6	1 316,2
Inventories (Note H)	5 559,8	2 167,5	2 601,3
Deferred taxes (Note I)	1 653,8	4 058,5	344,9
Total current assets	**55 216,7**	**22 894,8**	**11 815,2**
Property & equipment (Note G)	3 189,9	3 192,1	2 750,3
Intangible assets (Note F)	1 770,0	1 884,4	1 774,7
Long term deferred taxes (Note I)	3 157,2	4 811,0	8 869,5
Total Assets	**63 333,8**	**32 782,3**	**25 209,7**
Liabilities and Shareholders' Equity			
Accounts payable	15 711,6	6 403,2	7 400,8
Salaries, tax and payroll related liabilities	1 196,0	1 093,5	1 946,0
Short-term debt and capital lease obligations	911,2	1 964,5	11,8
Accrued expenses & deferred income	1 997,9	3 550,2	2 251,5
Total current liabilities	**19 816,7**	**13 011,4**	**11 610,1**
Subordinated long-term debt (Note C)	221,7	221,7	6 330,9
Long-term capital lease obligations (Note C)	286,2	399,2	0,0
Total liabilities	**20 324,6**	**13 632,3**	**17 941,0**
Common stock	49 462,8	40 628,4	34 327,0
Retained earnings	-6 453,6	-21 478,4	-27 058,3
Total Shareholders' Equity	**43 009,2**	**19 150,0**	**7 268,7**
Total Liabilities + Shareholders' Equity	**63 333,8**	**32 782,3**	**25 209,7**

See Notes to Consolidated Financial Statements

[1] Net of allowance for doubtful receivables of EUR 83k at December 31, 2004, EUR 71k at December 31, 2003 and of EUR 39k at December 31, 2002

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004 - 2003 - 2002 / US GAAP

Amounts in Thousands EUR

	2004	2003	2002
Net Sales	**102 511,7**	**56 639,9**	**25 626,4**
Cost of Products sold	-52 978,1	-28 915,5	-15 058,9
Gross Profit	**49 533,6**	**27 724,4**	**10 567,5**
Research & Development	-14 339,6	-11 032,1	-9 671,3
Sales, marketing and royalty expenses	-12 818,2	-5 866,5	-4 149,1
General & Administrative	-3 896,2	-3 932,5	-4 494,3
Total Operating Expenses	**-31 054,0**	**-20 831,1**	**-18 314,7**
Operating Income / (Loss)	**18 478,6**	**6 893,3**	**-7 747,2**
Interest income / (Expense)	50,3	-881,8	-607,9
Exchange Gain / (Loss)	573,4	-71,0	84,4
Result before Income Taxes	**19 103,3**	**5 940,5**	**-8 270,7**
Income tax (Note I)	-4 078,5	-360,6	1 199,3
Net Result	**15 024,8**	**5 579,9**	**-7 071,4**
Weighted average Shares outstanding	9 780 568	8 221 906	7 959 256
Net Result per Basic Share in EUR	1,54	0,68	-0,89
Net Result per Diluted Share in EUR	1,48	0,59	-0,89

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 - 2003 - 2002 / US GAAP

Amounts in Thousands EUR

	Common Stock Number of Shares	Common Stock	Retained Earnings	Total Shareholders' Equity
Balance at December 31, 2001	**7 607 365**	**32 220,8**	**-19 986,9**	**12 233,9**
Net Income		-0,3	-7 071,4	-7 071,7
Increase of capital at June 4th, 2002	611 620	2 106,5		2 106,5
Balance at December 31, 2002	**8 218 985**	**34 327,0**	**-27 058,3**	**7 268,7**
Net Income		5,7	5 579,9	5 585,6
Increase of capital at December 30th, 2003	1 066 246	6 295,7		6 295,7
Balance at December 31, 2003	**9 285 231**	**40 628,4**	**-21 478,4**	**19 150,0**
Net Income			15 024,8	15 024,8
Issued new shares [1]	551 724	7 605,8		7 605,8
Execution of warrants	268 399	1 228,6		1 228,6
Balance at December 31, 2004	**10 105 354**	**49 462,8**	**-6 453,6**	**43 009,2**

[1] Gross value of 8 000,0 and related costs of 394,2 result in a total effect on equity of 7 605,8

See notes to consolidated statements

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 - 2003 - 2002 / US GAAP

Amounts in Thousands EUR

Cash Flows from Operating Activities	**2004**	**2003**	**2002**
Net Result (A)	**15 024,8**	**5 579,9**	**-7 071,4**
Non cash adjustments			
Depreciation and amortization	3 558,1	2 784,7	3 112,7
Deferred taxes	4 058,4	344,9	-1 214,4
Write-off inventories	-89,9	1 106,9	1 167,5
Write-off trade debtors	32,4	70,6	1 500,8
Accrued expenses & deferred income	0,0	-476,7	-564,5
Total non cash adjustments (B)	**7 559,0**	**3 830,3**	**4 002,1**
Change in operating assets and liabilities			
Accounts receivable	-8 576,8	-2 039,0	-1 200,4
Inventories	-3 302,4	-673,0	2 563,7
Other assets	-314,3	746,6	-599,2
Accounts payable	9 308,4	-997,5	551,0
Salaries, tax and payroll related liabilities	102,5	-852,4	995,7
Accrued expenses & deferred income	-1 552,3	1 772,9	-649,0
Total change in assets & liabilties (C)	**-4 334,9**	**-2 042,4**	**1 661,7**
Net cash provided by / used in Operating Activities	**18 248,9**	**7 367,8**	**-1 407,6**
Cash Flows used in Investing Activities			
Purchases of intangible fixed assets	-1 526,1	-1 237,8	-1 404,1
Purchases of property & equipment	-1 915,3	-2 098,5	-1 164,1
Net cash used in investing activities (D)	**-3 441,4**	**-3 336,3**	**-2 568,2**

(Continues on next page)

(Continues from previous page)

Amounts In Thousands EUR

Cash Flows from / used in Financing Activities			
Proceeds from long term debt	0,0	620,9	0,0
Repayments from long term debt	-113,0	0,0	0,0
Proceeds Short term debt	0,0	1 952,6	0,0
Repayments Short term debt	-1 053,3	0,0	-182,0
Capital increase & related costs [a]	8 834,3	-27,0	2 106,5
Net cash provided by financing activities (E)	**7 668,0**	**2 546,5**	**1 924,5**
Net Cash Flow (A) + (B) + (C) + (D) + (E)	**22 475,5**	**6 578,0**	**-2 051,3**
Net Increase / Decrease in Cash and Cash Equivalents			
Cash at beginning of period	9 136,6	2 558,6	4 609,9
Cash at end of period	31 612,1	9 136,6	2 558,6
Difference	**22 475,5**	**6 578,0**	**-2 051,3**
Supplemental Disclosures on Cash Flow Information			
Cash Paid for Interest	104,9	1 035,9	189,9
Cash Paid for Taxes	14,8	15,7	15,1
Non-cash Investing and Financing Activities			
Acquisition of property and equipment using capital leases	1 024,8	845,3	0,0
Increase in capital as a result of a convertible debt	0,0	6 295,8	0,0
Total non-cash adjustments from investing and Financing Activities	1 024,8	7 141,1	0,0

[a] Conversion of the bonds into capital in 2003

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS / US GAAP

NOTE A: SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation - The financial statements in this section have been prepared in accordance with US GAAP.

Use of estimates - The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, particularly the recoverability of fixed assets, deferred income taxes, intangible assets, warranty accruals and other probable liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The Company uses estimates in its normal course of business to evaluate warranty, excess and obsolete inventory and other reserves. Actual results could differ from these estimates.

Principles of consolidation - The consolidated financial statements include the financial statements of the parent Company and all its subsidiaries made up to the end of the financial period. Intra-group trading has been eliminated upon consolidation (Option Wireless Ltd. - Cork, Ireland and Option Germany GmbH - Adelsried, Germany).

Comparative figures - Certain previous' years balances have been reclassified in order to conform with current year's presentation.

Business description and organization - The definition of the Company is Option NV ('the Company'), a Belgian corporation incorporated July 3rd, 1986.

The purpose of the Company is: the design, development, manufacturing, installation, purchase and sale of any computer and telecommunication peripherals, requirements, components and spare parts both in Belgium and in other countries, in the broadest sense of the word, and any other activity which is directly or indirectly related to these activities.

The Company may, in whatever way, acquire, grant, exploit, sell and transfer intellectual property rights, trademarks, drawings, designs, patents and licenses.

It may carry out any commercial, industrial, financial, moveable or immovable transactions which are directly or indirectly related to its purpose or which are of a nature to promote it.

The Company may by means of subscription, contribution, merger, collaboration, financial intervention or otherwise acquire an interest or a participation in all existing companies or companies to be established in Belgium or abroad having a related purpose or a purpose which is of a nature to promote its purpose; the Company may manage these participations, valorise and liquidate such participations, as well as, among others, participate directly or indirectly in the management, administration, supervision and liquidation of the companies in which it has an interest or participation.

It may, on behalf of the same companies, give bail or guarantees, act as an agent or representative, allow advances, grant credits and provide mortgage or other securities

The significant accounting policies can be summarized as follows:

1) Revenue recognition (see also comments under Note E)

The Company generates revenue primarily from the sales of its products and technology, as well as the licensing of its technology. These sales are recognized as revenue when (1) there is persuasive evidence of an agreement with the customer, (2) product is shipped and/or title has passed, (3) the amount due from the customer is fixed and determinable, (4) collectibility is reasonably assured, and (5) there is no significant future performance obligation.

At the time of the transaction, we assess whether the amount due from the customer is fixed and determinable and collecting of the resulting receivable is reasonably assured. The Company assesses whether the amount due from the customer is fixed and determinable based on the terms of the agreement with the customer, including, but not limited to, the payment terms associated with the transaction. The Company assesses collection based on a number of factors, including past transaction history with the customer and credit-worthiness of the customer. If the Company determines that collection of an amount due is not reasonably assured, recognition will be deferred until collection becomes reasonably assured.

Customers include Value added Resellers, Original Equipment Manufacturers, wireless service providers, global operators and end-users. The Company records deferred revenue when cash is received in absense of the above revenue recognition criteria being met.

2) Income taxes

Deferred income tax assets and liabilities are computed annually for each legal entity of the group for differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company accounts for income taxes in accordance with FAS N° 109 "Accounting for Income Taxes", which requires the use of the asset and liability method. Management believes that it is more likely than not that the Company will realize its net deferred tax assets.

3) Cash and cash equivalents

Highly liquid investments with maturity of three months or less at date of purchase are considered cash equivalents. Cash equivalents consist primarly of term deposits with a number of commercial banks with high credit ratings.

4) Accounts receivable

The Company grants credit to customers in the normal course of business. Generally, the Company does not require collateral or any other security to support amounts due. Management performs ongoing credit evaluations of its customers. All receivables are fully collectible except those doubtful accounts for which a 100% allowance is accounted for. At year-end 2004 the Company had three accounts receivable exceeding 10% of its total accounts receivable outstanding, respectively of 23%, 16% and 11%. One particular brand represents about two thirds of the Company's accounts receivable. The Company deals with the individual affiliated companies who are free to negotiate and manage their own contracts and placement of purchase orders. All these affiliated companies have different credit risk profiles and benefit from different terms and conditions.

5) Inventories

Inventories (mainly electronic components) are stated at the lower of cost (FIFO method) or market value. The Company reviews inventories of slow-moving or obsolete items on an ongoing basis and creates allowances if needed.

6) Property and equipment

The Company's property and equipment, including dedicated production equipment, is recorded at purchase price. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which are as follows:

Leasehold improvements	3 to 9 years
Office furniture & equipment	2 to 10 years
Research equipment	1,5 to 5 years
Cars	5 years

7) Intangibles

The Company's intangible assets include licenses, recorded at purchase price which are acquired for the integration into its products or as a means for exploitation and software for MRP and consolidation purposes. Amortization is computed using the straight-line method over the estimated useful lives of the assets which are as follows: 1,5 to 5 years.

8) Research and Development and related government funding

Research and development are expensed as incurred. The Company follows the cost reduction method of accounting for government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received.

9) Warranty

The Company provides warranty coverage on its products from date of shipment and/or date of sale to the end customer. The warranty period is in line with the concerned legislation and ranges from 12 to 24 months, determined by the location of the customer. The Company's policy is to accrue the estimated cost of warranty coverage at the time the sale is recorded. Related to the increased sales, the Company decided in 2004, to increase the 2003 accrual for warranty of EUR 36,8k to EUR 254,5k to cover possible costs related to this warranty.
Warranty on sales from the e-shop of the Company and sales outside the EU are limited to not more than one year.

	2004	2003	2002
Warranty accruals	254,5	36,8	0,0

10) Royalties based on the sale of products

Under license agreements, the Company is committed to make royalty payments for the use of certain essential patented technologies in wireless data communication. The Company recognizes royalty obligations as determinable in accordance with agreement terms with those patent holders. Where agreements with patent holders are not finalized, management has recognized its current best estimate of the obligation. When the agreements are finalized, the estimate is revised accordingly. Royalty obligations are recorded in Sales, Marketing & royalty expenses.

11) Accounting for stock based compensation

The Company applies Accounting Principles Board ("APB") Opinion No.25, "Accounting for Stock Issued to Employees" and related interpretations. In 2004, there was no compensation expense to be recorded under the provision of APB 25.
See footnote k for a detailed explanation of the warrant plans S and T.

For pro forma disclosure purposes, the fair market value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used:
- *For the warrants T:* dividend yield 0%, expected lifetime of 5 years, a risk free interest rate of 2,12% and an expected volatility of 39,09%
- *For the warrants S:* dividend yield 0%, expected lifetime of 5 years, a risk free interest rate of 2,12% and an expected volatility of 39,09%

The average fair market values for warrants S and T were 4,67 and 4,53, respectively.
In case compensation cost for Option's stock-based compensation programs had been determined consistent with the provisions of SFAS 123, its net earnings, earnings per common share and earnings per diluted common share would have been changed to the pro forma amounts indicated below:

in .000 EUR except per share amount	2004	2003	2002
Net earnings (Loss)			
As reported	15 024,8	5 579,9	-7 071,4
Pro forma	14 452,6	4 420,5	-7 071,4
Earnings per common share (basic)			
As reported	1,54	0,68	-0,89
Pro forma	1,48	0,54	-0,89
Earnings per common share (diluted)			
As reported	1,48	0,59	-0,89
Pro forma	1,43	0,47	-0,89

12) Earnings per share

The Company calculates basic earnings (loss) per share based on the weighted-average number of common shares outstanding for the year. If, in a reporting period, the Company had outstanding dilutive stock options and warrants, the diluted earnings (loss) per share are calculated using the treasury stock method. The following is a reconciliation from basic earnings per share to diluted earnings per share for each of the last three years:

Earnings per share	2004	2003	2002
Net Result after tax *(in .000 EUR)*	15 024,8	5 579,9	-7 071,4
Weighted average shares of common stock outstanding:			
Basic	9 780 568	8 221 906	7 959 256
Effect of warrants	344 420	215 787	278 972
Effect of convertible loan		1 066 246	1 066 246
Diluted	10 124 988	9 503 939	9 304 500
Per Share *(in EUR)*			
Net Result after tax per basic share	1,54	0,68	-0,89
Net Result after tax per diluted share	1,48	0,59	-0,89

NOTE B: CONTINGENCY

The Company is not involved in any material, legal or arbitration proceedings.
Under license agreements, the Company is committed to royalty payments using certain essential patents - intellectual property rights (IPR) - to be used in 2.5G and 3G wireless products. In the course of the year the Company has progressively entered into license agreements with the basic patent holders, which brought down the uncertainty associated with such unasserted claims significantly. As in the prior fiscal year the Company has continued to recognize its current best estimate of the obligations. The Company believes it has adequately accrued for those essential patents at December 31, 2004. In the opinion of management, the amount of any ultimate liability with respect to these actions will not materially affect the Company's consolidated financial position.

NOTE C: DEBT AND LEASE COMMITMENTS

Long term debt - Long term debt consisted of the following:

Long term debts *December 31, in .000 EUR*	*2004*	*2003*	*2002*
Financial leases	286,2	399,2	0,0
Subordinated loans	221,7	221,7	0,0
Convertible loans	0,0	0,0	6 330,9

In 2003, the Company obtained from the Flemish Innovation Institute I.W.T. a subordinated loan of EUR 0,2 million to support Option's innovative efforts in the Wireless LAN area and seamless transition to the GPRS PC data cards. This loan is reimbursable in 12 quarterly installments of EUR 18 500 as from March 2007.

	2005	*2006*	*2007*	*2008*	*2009*	*2010+*
IWT loan - base amount	0,0	0,0	73,9	73,9	73,9	0,0
IWT loan - interests	0,0	0,0	34,5	28,7	22,8	0,0
IWT loan - total	0,0	0,0	108,4	102,6	96,7	0,0

Conversion of convertible loan

The subordinated convertible bonds were issued on the 16th of July 2001. Jan Callewaert and GIMV N.V. subscribed to 10 bonds each. On the 27th of December 2001, the Board of Directors decided to prolong the term of the bonds from the 10th of January 2002 until the 26th of January 2004, date of maturity. During 2002, 2 bonds were transferred to 'Partners@Venture'.

On December 30, 2003, 1 066 246 new shares were issued as a result of the conversion of the subordinated bonds created on 16 July 2001. As a result thereof, the capital has been increased by EUR 629 085, bringing the total amount of capital to EUR 5 510 082,34 represented by 9 285 231 outstanding shares. GIMV NV, Jan Callewaert and Partners@Venture requested the Company to convert their respective bonds. By conversion, respectively 479 811, 479 811 and 106 624 new shares were issued to GIMV, Jan Callewaert and Partners@Venture. The shares issued by the conversion of the bonds have the same rights as the existing shares of Option NV and are listed on EURONEXT Brussels.

Short term debt - Short term debt consisted of the following:

Short term debts *December 31, in .000 EUR*	2004	2003	2002
Current portion of financial leases	911.2	407.2	11.8
Payables under factoring arrangement	0,0	1 557.3	0.0

Operating leases - The Company has leases for office locations and car rentals. The leases generally require the Company to pay operating expenses.

Minimum annual lease payments under operating leases that have initial or remaining noncancelable lease terms in excess for one year are as follows:

December 31, in .000 EUR	2005	2006	2007	2008	2009	2010+
Operational Lease						
Office Rent	453.7	453.7	453.7	453.7	449.1	290.4
Car Rental	233.4	233.4	233.4	233.4	233.4	233.4
Office equipment rental	13,6	6,1	6,1	6,1	6,1	6,1
Total	**700,7**	**693,2**	**693,2**	**693,2**	**688,6**	**529,9**

Total rental expense on operating leases was EUR 571,1k in 2004, EUR 1 119,5 in 2003 and EUR 1 134,8 for the year ended December 31, 2002.
There are no covenants on the operational leases.

Financial leases - The Company has entered into certain capital lease obligations. Assets recorded under capitalized lease agreement included in the property, plant and equipment consist of the following:

	2004	2003	2002
Machinery and equipment	3 145.4	2 120,6	1 276.0
Accumulated depreciation	(1 939.3)	(1 240,8)	(1 122,0)
Net book value	1 206.1	879.8	154.0

Future minimum lease payments under scheduled capital leases that have initial or remaining noncancelable terms in excess of one year are as follows:

Financial Lease commitments	2005	2006
Lab Equipment - capital	894,3	275.9
Lab Equipment - Residual Value	16.9	10.3
Lab Equipment - financing	27,1	2.5
Total	938,3	288,7
Total Financial lease	1 227.0	
Amounts represent interests	29,6	
Obligations under financial leases	1 197,4	
Of which long term obligations	286,2	
Of which short term obligations	911,2	

There are no covenants on the financial leases. The weighted average interest rate for the financial leases amounts to 5%.

NOTE D: CREDIT FACILITIES

Pledges were given to Fortis Bank for past credits:

1) 1 976 950,86 EUR, expires November 14th, 2010

2) 340 853,6 EUR, expired January 31st, 2005

3) 681 707,19, expires May 20th, 2006

NOTE E: BUSINESS SEGMENTS AND EXPORTS

The Company has adopted the disclosure requirements of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" which establishes standards for additional disclosure about operating segments for interim and annual financial statements. This standard requires financial and descriptive information to be disclosed for segments whose operating results are reviewed by the Company for decisions on resource allocation. It also establishes standards for related disclosures about products and services, geographic areas, and major customers.

During 2004, Option evolved to a product Company with only one remaining business segment, namely equipment sales. Although Option has an extended product range, the Company believes that they can be looked at as belonging to a single operating segment, under the provisions of § 17 of FASB 131: products have similar economic characteristics and they are similar in each of the following categories:

- the nature of the products
- the nature of the production processes
- the type or class of customer for these products
- the methods used to distribute the products
- the nature of the regulatory environment for these products

The Company generated in 2004 97% of its revenues from equipment sales of PC Data-Cards and 3% through other sales .

Origination of sales	2004	2003	2002
Data cards	97%	84%	49%
Other	3%	16%	51%

2004 Revenue Split


97% PC Data-Cards
3% Other

Most of the equipment sales occur under global or international mobile brands and are invoiced to their local, national and partnership network operators, resulting in a spread risk of a vast portfolio of sound and different accounts receivable.

98,6% of the Company's revenues are obtained within Europe.

2004 Geographical spread


98,6% Europe
1,4% Other

NOTE F: INTANGIBLE ASSETS

The intangible assets are as following:

December 31 - in .000 EUR	2004	2003	2002
Acquisition Cost Licenses	6 723,8	5 797,7	3 575,8
Accumulated Amortization	4 953,8	3 913,3	1 801,1
Net Book Value	1 770,0	1 884,4	1 774,7

Amortization Expense is EUR 1 642,6 in 2004, EUR 1 212,0 in 2003 and EUR 944,1 in 2002.

NOTE G: PROPERTY AND EQUIPMENT

Major classes of property and equipment can be summarized as follows:

December 31 - in .000 EUR	2004	2003	2002
Leasehold improvements	320,1	313,7	265,2
Office furniture & equipment	262,4	260,9	394,9
Research equipment	10 179,8	8 359,4	7 538,5
Cars	165,3	202,1	197,7
Total property & equipment	**10 927,6**	**9 136,1**	**8 396,2**
Accumulated depreciation	7 737,7	5 944,0	5 645,9
Net property & equipment	**3 189,9**	**3 192,1**	**2 750,3**

Depreciation Expense is EUR 1 915,5 in 2004, EUR 1 589,6 in 2003 and EUR 2 168,6 in 2002.

NOTE H: INVENTORIES

Inventories consist of the following:

December 31 - in .000 EUR	2004	2003	2002
Raw materials	3 273,5	685,1	1 616,4
Work in process	1 373,7	870,7	609,8
Finished goods	912,6	611,7	375,2
Total	**5 559,8**	**2 167,5**	**2 601,3**

NOTE I: INCOME TAXES

The Company accounts for deferred income taxes on temporary differences between financial and tax reporting in accordance with US GAAP. Net operating losses carry forwards can be utilized over an indefinite period.

The amounts of the tax benefits resulting from this were calculated as follows:

Income before income taxes is as follows:	2004	2003	2002
Domestic	9 911,9	-1 107,4	-6 373,6
Foreign	9 191,4	7 047,9	-1 897,1
Total	**19 103,3**	**5 940,5**	**-8 270,7**

The provision for income tax is as follows:	2004	2003	2002
Domestic:	3 292,0	-357,9	-1 020,3
- Current	0,0	0,0	0,0
- Deferred	3 292,0	-357,9	-1 020,3
Foreign:	786,5	718,3	-179,0
- Current	19,7	15,7	15,1
- Deferred	766,8	702,6	-194,1
Total:	4 078,5	360,4	-1 199,3
- Current	19,7	15,7	15,1
- Deferred	4 058,8	344,7	-1 214,4

The items accounting for the difference between income taxes computed at the domestic statutory rate and the effective rates used to calculate the provision for income taxes are as follows:

	2004	2003	2002
Domestic statutory rate	33.99 %	33.99 %	40,17 %
Effect of:			
- Foreign tax rate differential	-12,64%	-27,92 %	-25,67 %
Effective income tax rate	21,35%	6,07 %	14,50 %

As of December 31, 2004, December 31, 2003 and December 31, 2002, the company had net deferred tax assets of 4 811,0, 8.869,5 and 9.214,4 EUR, respectively. The components of the Company's deferred income tax assets and (liabilities) are as follows:

	2004	2003	2002
Domestic tax credit carryforwards	5 045,3	8 337,3	7 979,5
Foreign tax credit carryforwards	-234,3	532,5	1 234,9
Total	**4 811,0**	**8 869,5**	**9 214,4**
Of which:			
- short term	1 653,8	4 058,5	344,9
- long term	3 157,2	4 811,0	8 869,5

There is no expiration term on the use of both the domestic as the foreign tax credit carry forwards.

NOTE J: CONCENTRATION OF BUSINESS RISK

The Company is outsourcing manufacturing of its products to third parties and can be dependent upon the development and deployment of these third parties' manufacturing abilities. The inability of any supplier or manufacturer to fulfill the Company's supply requirement could impact future results. The Company has short term supply commitments to its outsource manufacturers based on its estimation of customer and market demand. Where actual results vary from those estimates, whether due to execution on Company's parts or market conditions, Option is at risk.

The Company received in 2004 revenues from single operator customers of 10% or more, respectively of 20.5%, 14.5% and 12,0%.

In 2004, 19,6% of the customers represented 81,4% of the equipment sales.

One particular brand represents about two thirds of the Company's turnover. The Company deals with the individual affiliated companies who are free to negotiate and manage their own contracts and placement of purchase orders. All these affiliated companies have different credit risk profiles and benefit from different terms and conditions.

NOTE K: EMPLOYEE BENEFIT PLANS

The Board is of the opinion that it is important to create a financial climate whereby the employees are motivated and stimulated to be part of the growth of Option and to co-operate to the improvement of the financial results of the Company. The Board wanted to obtain this goal by giving the employees the possibility to participate in the capital of Option.

Warrants 'S'

On the 22nd of October 1999, the Company issued a new Employee Stock Option Plan, in which 171 277 warrants 'S' were created in favor of employees and management. 161 504 warrants were granted to and accepted by the employees and management of the Company. The execution price was fixed at 11 USD. Every warrant entitles the holder to one share. 4/5 of the warrants could have been executed from January 2003 until October 2004.

The remaining 1/5 could have been executed from January 2004 until October 22, 2004. The warrants were lost in case the employee or manager concerned had left the Company prior to the execution dates except for decease and permanent disablement. At the end of 2004, no warrants 'S' were outstanding.

Warrants 'T'

On February 6th, 2002, the Board authorized the creation of 440 000 Warrants 'T'.

In its meeting of July 3rd, 2003, the Board of Directors granted 395 750 to beneficiaries active in the Option group under the warrant plan 'T'. 385 950 warrants were accepted. For 355 950 the execution price was fixed at 2,21 EUR per share, for the remaining 30 000 warrants, the execution price was fixed at 4,32 EUR per share.

Every warrant entitles the holder to one share. 50% of the warrants may be executed one year after they were granted. The remaining 50% may be executed one year later. On Termination of Employment for any other reasons than decease and permanent disablement, the execution of the warrant will be subject to following regime: after the first anniversary of the offer date but before the second anniversary of the offer date: 20 percent of the Warrants held by the Warrant holder shall automatically lapse and 80 percent of the Warrants may be exercised for a period of 6 months calculated from the Terminate Date. Warrants not exercised shall lapse automatically.

On December 31, 2004, after the first execution of the warrants granted to the Companies employees and management, 207 170 Warrants 'T' were outstanding. These warrants can be executed in September 2005.

Warranty activity for the plan S and T during the past years was as follows:

		Warrants S
1999	Accepted	161 504
1999 - 2003	Forfeited	61 940
2004	Executed	94 299
	Forfeited	5 265
Outstanding December 31st, 2004		0

		Warrants T
2003	Accepted	385 950
2003	Forfeited	4 300
2004	Executed	174 100
	Forfeited	380
Outstanding December 31st, 2004		207 170

NOTE L: CAPITAL STRUCTURE

All shares held in the Company carry the same rights.

Capital structure	*Shares*	*Warrants S*	*Warrants T*
December 31st, 2003	9 285 231	99 564	381 650
March 29th	62 923	-62 923	
April 20th	551 724		
June 30th	26 513	-26 513	
September 24th	178 963	-4 863	-174 100
Forfeited		-5 265	-380
December 31st, 2004	10 105 354	0	207 170

NOTE M: PENSION FUNDS - DEFINED CONTRIBUTION

As from 2003, the Company contributes to a pension fund, which is being managed by an insurance Company. It concerns a defined contribution scheme and the contribution is partially fixed and partially related to the operating profit.

Pension fund contributions in 000 EUR	*2004*	*2003*	*2002*
Contribution	214,5	120,4	0.0

NOTE N: RELATED PARTIES TRANSACTIONS

A director of the Company is the owner of a management company that is performing management services for the Company. The remuneration of EUR 248 000 per annum is unchanged compared to 2003 and 2002 and was approved by the remuneration committee.

In 2003, 30 000 warrants were granted to and accepted by the management company. The fair value of these warrants granted is estimated, using the Black-Scholes option pricing model, to be EUR 97 380.

AUDITOR'S REPORT

INDEPENDENT AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS (US GAAP) FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

To the Shareholders of Option NV

We have audited the accompanying consolidated balance sheets of Option, NV and its subsidiaries as of December 31, 2004, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

As described in our report dated February 27, 2002, at December 31, 2001, the Company did not recognize a valuation allowance for the trade receivables on Xoceco, Ltd (China) ("Xoceco"), which was outstanding for a total of EUR 3.443 (000). An agreement between Option and Xoceco was signed on February 26, 2002, where both parties agreed to settle all their disputes if Xoceco paid a total of USD 1.500 (000) in March 2002. Option credited Xoceco for a test system the Company kept for a total of USD 450 (000). In our opinion, a valuation allowance as of December 31, 2001 was required by accounting principles generally accepted in the United States of America. If such valuation allowance had been recognized as of December 31, 2001, the result would be to decrease at December 31, 2001 both receivables and stockholders' equity (after deferred tax assets) by approximately EUR 1.230 (000) and EUR 922 (000), respectively. As these adjustments were recorded by the Company during 2002, there is no balance sheet impact as at December 31, 2002. The net result per share would decrease by EUR 0,14 for the year ended December 31, 2001, and increase by EUR 0,12 for the year ended December 31, 2002.

In our opinion, except for the effect on the December 31, 2002 consolidated financial statements of not recording as of December 31, 2001 a valuation allowance on the outstanding receivables on Xoceco, Ltd (China), such consolidated financial statements present fairly, in all material respects, the financial position of Option NV as of December 31, 2004, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

March 17, 2005
The Statutory Auditor

DELOITTE & TOUCHE
Reviseurs d'Entreprises
SC s.f.d. SCRL

Represented by Leo Van Steenberge



TRANSITION TO INTERNATIONAL ACCOUNTING STANDARDS - UNAUDITED

INTRODUCTION

The consolidated financial statements for the year ended December 31, 2004 have been prepared in accordance with U.S. GAAP. In application of the European Union regulation n° 1606/2002 (the "EU Regulation"), the Company will prepare its consolidated financial statements for the year ending December 31, 2005 using standards and interpretations published by the International Accounting Standards Board (the "IASB") and the International Financial Reporting Interpretations Committee (the "IFRIC"), respectively, to the extent that they have been endorsed by the European Commission.

In application of the EU Regulation, and following the requirements of International Financial Reporting Standards ("IFRS") IFRS 1 "First Time Adoption of International Financial Reporting Standards" ("IFRS 1"), the date of transition to IFRS will be January 1, 2004. Consequently, the Company must prepare its opening IFRS balance sheet at January 1, 2004 in order to prepare 2004 comparatives under IFRS i.e. the balance sheet and income statement as of, and for the year ended December 31, 2004.

Following IFRS 1, the Company's date of adoption for IFRS is January 1, 2005, being the first annual accounting period for which consolidated financial statements will be prepared in accordance with IFRS. The Company has elected to apply the exemption from restating comparatives in accordance with International Accounting Standard ("IAS") IAS 32 "Financial Instruments: Presentation and Disclosure" ("IAS 32") and IAS 39 "Financial Instruments: Recognition and Measurement" ("IAS 39"). For those two standards, the Company's transition date is January 1, 2005.

The valuation rules under IAS / IFRS must be approved by the Board of Directors in the course of 2005.

In accordance with the requirements of the Euronext Rule Book and in line with the recommendation included in the circular FMI/2004-01 issued by the Banking, Finance and Insurance Commission (the "BFIC"), the Company presents herewith, together with its 2004 annual report, information on the impact of applying IFRS on its 2004 opening balance sheet and its performance for the year ended December 31, 2004.

USE OF THE EXEMPTIONS FROM FULL RETROSPECTIVE APPLICATION OF IFRS

In restating comparative periods upon the first-time adoption of IFRS, a number of mandatory exceptions and non-mandatory exemptions from full retrospective application of

IFRS are provided for under IFRS 1. The following exemptions from full retrospective application of IFRS are applicable to the Company and have been applied:

The share-based payment exemption The Company has elected to apply the share-based payment exemption. It will therefore apply IFRS 2 "Share-Based Payment" ("IFRS 2") from January 1, 2004 only to those warrants that were issued after November 7, 2002 but that have not vested by January 1, 2005.

The IAS 32/39 exemption The Company has elected to apply the exemption from restating comparatives in accordance with IAS 32 and IAS 39. For those two standards, the Company's transition date is January 1, 2005.

IMPACT OF FIRST-TIME ADOPTION OF IFRS ON THE OPENING EQUITY AS OF JANUARY 1, 2004 AND ON THE NET RESULT FOR THE YEAR ENDED DECEMBER 31, 2004

In adjusting the opening balance sheet as of January 1, 2004, the Company has accounted for several following adjustments to comply with IFRS. The following adjustments had an impact on the opening equity as of January 1, 2004 and on the net result for the year ended December 31, 2004:

Share-based payments The Company has elected to apply the share-based payment exemption. It will therefore apply IFRS 2 "Share-Based Payment" ("IFRS 2") from January 1, 2004 to those warrants that were issued after November 7, 2002 but that have not vested by January 1, 2005. The cost related to those warrants was determined at the fair value of the warrants at their respective grant date. The total cost calculated as such is expensed over the vesting period of the respective warrants. The fair value of the warrants was determined taking into consideration the warrants' exercise price, the market value of the underlying shares at the grant date, the time value of money, the expected life of the warrants, the expected volatility of the shares and the expected dividend yield.

Research and development Research expenditure is recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets only if all of the following conditions are met:
- An asset is developed that can be identified;
- It is probable that the asset developed will generate future economic benefits; and
- The development costs of the asset can be measured reliably.

Other development expenditures are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Development costs that have a finite useful life that have been capitalized are amortized from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit, not exceeding five years. Capitalization of development costs as detailed above creates a taxable temporary difference. Accordingly, a deferred tax liability has been accounted for in this respect.

The impact of the above adjustments on the Company's consolidated equity as of January 1, 2004 and on the Company's consolidated net result for the year ended December 31, 2004 is summarized in the table below:

	Consolidated equity as of January 1, 2004	*Net consolidated result for the year ended December 31, 2004*	*Capital increase and conversion of warrants*	*Consolidated equity as of December 31, 2004*
Under U.S GAAP	19 150,0	15 024,8	8 834,4	43 009,2
Under IFRS	**20 830,1**	**15 547,8**	**8 834,4**	**45 212,2**

It should be noted that the above amounts may still require adjustments before constituting the final IFRS balances. This depends on, amongst others, the fact whether the current standards and interpretations will change until December 31, 2005, the final valuation rules determined by the Board of Directors, and the results of the first-half and final year-end audit by the statutory auditor.





FINANCIAL REPORT_BELGIAN GAAP

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2004 - 2003 - 2002 / BELGAAP

Amounts in Thousands EUR

		2004	2003	2002
Assets				
Fixed Assets		**4 967,7**	**5 078,6**	**4 675,8**
II.	Intangible assets	1 770,0	1 884,4	1 774,7
III.	Tangible assets	3 189,9	3 192,2	2 750,3
III.B	Plant, machinery and equipment	1 800,5	2 165,9	2 459,3
III.C	Furniture and vehicles	119,1	65,6	100,8
III.D	Leasing and other similar rights	1 206,1	879,8	153,6
III.E	Other tangible assets	64,2	80,9	36,5
IV.	Financial assets	7,8	2,0	150,9
Current Assets		**53 512,4**	**18 759,6**	**11 142,2**
VI.	Inventories and contracts in progress	5 506,1	2 092,8	2 424,1
VII.	Amounts Receivable within one year	15 986,2	7 261,0	5 271,1
VII.A	Trade debtors	15 518,1	6 962,6	4 994,2
VII.B	Other amounts receivable	468,1	298,4	276,9
VIII.	Investments	0,0	4 824,2	74,4
IX.	Cash at bank and in hand	31 612,1	4 312,4	2 484,2
X.	Deferred charges and accrued income	408,0	269,2	888,4
Total Assets		**58 480,1**	**23 838,2**	**15 818,0**

Amounts in Thousands EUR

Liabilities		2004	2003	2002
Shareholders' Equity		**36 652,4**	**10 205,8**	**-2 123,0**
I.	Capital	5 994,0	5 510,1	4 881,0
II.	Share premium	44 449,2	35 693,9	29 992,2
IV.	Loss carried forward	-13 790,8	-30 998,2	-36 995,6
V.	Translation differences	0,0	0,0	-0,6
Creditors		**21 827,7**	**13 632,4**	**17 941,0**
IX.	Provision for risks & charges	0,0	0,0	634,5
X.	Amounts payable after more than one year	507,9	620,9	6 330,8
X.A	Credit instit., leasing, sim. rights	286,2	399,2	6 330,8
X.D	Other loans	221,7	221,7	0,0
XI.	Amounts payable within one year	19 321,9	9 461,3	9 358,6
XI.A.	Current portion of amounts payable after more than one year	911,2	407,2	11,8
XI.B.	Financial debts	0,0	1 557,3	0,0
XI.C.	Trade debts	12 207,4	3 264,0	6 926,0
XI.D	*Advances received on contracts in progress*	0,0	0,0	0,0
XI.E.	Taxes, remunerations and social security	2 699,0	1 093,5	1 946,0
XI.E.1.	Withholding taxes & VAT payable	1 838,0	285,9	974,3
XI.E.2	Remuneration and social security	861,0	807,6	971,7
XI.F.	Other amounts payable	3 504,3	3 139,2	474,8
XII.	Accrued charges and deferred income	1 997,9	3 550,2	1 617,0
Total Liabilities		**58 480,1**	**23 838,2**	**15 818,0**

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004 - 2003 - 2002 / BELGAAP

Amounts in Thousands EUR

		2004	2003	2002
I.A.	**Turnover**	**102 522,7**	**56 639,9**	**25 626,4**
I.B.	Inventory change finished goods and wip	-49 513,8	-26 805,5	-13 331,8
I.D.	Other operating income	110,5	213,4	130,2
II.A.	Raw materials, consumables and goods for resale	-12 736,4	-1 949,9	-202,3
Gross Margin		**40 383,0**	**28 097,9**	**12 222,6**
Gross Margin %		**39,4%**	**49,6%**	**47,7%**
II.B.	Services and other goods	-10 904,5	-9 440,5	-6 649,3
II.C.	Remunerations, social security and pensions	-7 848,7	-7 395,3	-7 547,6
II.G.	Other operating charges	-22,8	-57,0	-44,3
EBITDA		**21 607,0**	**11 205,1**	**-2 018,7**
EBITDA / Turnover %		**21,1%**	**19,8%**	**-7,9%**
II.D.	Depreciation of formation expenses, intangible and tangible fixed assets and other amounts written off	-3 558,1	-2 801,7	-3 112,7
II.E.	Increase (+); decrease (-) in amounts written off stocks and trade debtors	57,4	-1 177,4	-2 668,3
EBIT		**18 106,3**	**7 226,0**	**-7 799,7**
EBIT / Turnover %		**17,7%**	**12,8%**	**-30,4%**
IV.	Financial income	2 419,1	2 061,5	1 950,8
V.	Financial costs	-1 795,3	-3 014,2	-2 474,3
Loss before taxes		**18 730,1**	**6 273,3**	**-8 323,2**
VII.	Extraordinary income	0,5	0,0	0,0
VIII.	Extraordinary charges	0,0	-257,3	268,6
Loss for the Period before Income Taxes		**18 730,6**	**6 016,0**	**-8 054,6**
X.	Income tax	-1,523,1	-15,7	-15,1
Net Result		**17 207,5**	**6 000,3**	**-8 069,7**
Net Result / Turnover %		**16,8%**	**10,6%**	**-31,5%**

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 - 2003 - 2002 / BELGAAP

Amounts in Thousands EUR

	Common Stock Number of Shares	Common Stock and Share Premium	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at December 31, 2001	**7 607 365**	**32 750,8**	**-28 925,9**	**-0,3**	**3 824,7**
Net Income			-8 069,7		-8 069,7
Translation adjustments				-0,3	-0,3
Comprehensive income					-8 070,0
Issuance of common stock					
Increase of capital					
at June 4th, 2002	611 620	2 122,4			2 122,4
Balance at December 31, 2002	**8 218 985**	**34 873,2**	**-36 995,6**	**-0,6**	**-2 123,0**
Net Income			6 000,3		6 000,3
Translation adjustments				-2,3	-2,3
Comprehensive income					5 998,0
Issuance of common stock					
Increase of capital					
at December 30th, 2003	1 066 246	6 330,8			6 330,8
Balance at December 31, 2003	**9 285 231**	**41 204,0**	**-30 995,3**	**-2,9**	**10 205,8**
Net Income			17 207,5		17 207,5
Translation adjustments					
Comprehensive income					17 207,5
Issuance of common stock					
Increase of capital					
at March 29th, 2004	62 923	571,2			571,2
at April 20th, 2004	551 724	8 000,0			8 000,0
at June 30th, 2004	26 513	239,7			239,7
at September 24th, 2004	178 963	428,2			428,2
Balance at December 31, 2004	**10 105 354**	**50 443,1**	**-13 787,8**	**-2,9**	**36 652,4**

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 - 2003 - 2002 / BELGAAP

Amounts in Thousands EUR

	2004	2003	2002
Cash Flows from Operating Activities			
Net Result (A)	**17 207,5**	**6 000,3**	**-8 069,7**
Non Cash adjustments			
Depreciation and amortization	3 558,1	2 801,7	3 112,7
Other non cash adjustments	-57,5	700,7	2 103,7
Total non cash adjustements (B)	**3 500,6**	**3 502,4**	**5 216,4**
Change in assets and liabilities			
Accounts receivable	-8 587,8	-2 039,0	-1 200,4
Inventories	-3 323,4	-775,6	2 331,7
Prepaid expenses and other	-138,7	619,2	-709,8
Other assets	-175,6	127,4	110,6
Accounts payable	9 308,4	-997,5	551,0
Salaries and payroll related liabilities	53,4	-164,1	40,6
VAT payable/receivable	1 552,0	-688,2	955,1
Provision for risks & charges	0,0	-160,1	-1 464,0
Accrued expenses	-1 552,3	1 933,1	815,0
Total change in assets and liabilities (C)	**-2 864,0**	**-2 144,9**	**1 429,8**

Amounts In Thousands EUR

Cash Flows from Investing Activities			
Intangible fixed assets	-1 526,1	-1 254,8	-1 404,1
Purchases of plant equipment	-1 915,3	-2 098,5	-1 164,1
Net cash used in Investing activities (D)	**-3 441,4**	**-3 353,3**	**-2 568,2**

Cash Flows from Financing Activities			
Proceeds from long term debt	0,0	620,9	0,0
Repayments from long term debt	-113,0	0,0	0,0
Short term debt	-1 053,3	1 952,6	-182,0
Capital increase	9 239,1	0,0	2 122,4
Net Cash provided by financing activities (E)	**8 072,8**	**2 573,5**	**1 940,4**
Net Cash Flow (A) + (B) + (C) + (D) + (E)	**22 475,5**	**6 578,0**	**-2 051,3**

Net Increase (Decrease) in Cash and Cash equivalents			
Cash at beginning of period	9 136,6	2 558,6	4 609,9
Cash at end of period	31 612,1	9 136,6	2 558,6
Difference	**22 475,5**	**6 578,0**	**-2 051,3**

Supplemental Disclosures on Cash Flow Information			
Cash Paid for Interest	104,9	1 035,9	189,9
Cash Paid for Taxes	14,8	15,7	15,1

NOTES TO THE FINANCIAL STATEMENTS

BELGIAN GAAP

NOTE A: STATEMENT OF INTANGIBLE ASSETS AS AT DECEMBER 31, 2004

A) ACQUISITION COST	*Amounts in Thousands EUR*
At the end of the preceding period	5 797,7
Movements during the year	
Acquisitions	1 527,3
Disposals	-601,2
Transfers	0,0
At the end of the year	6 723,8
C) DEPRECIATION AND AMOUNTS WRITTEN OFF	
At the end of the preceding period	3 913,3
Movements during the year	
Depreciation	1 641,7
Sales and disposals	-601,2
Transfers	0,0
At the end of the year	4 953,8
D) NET CARRYING VALUE AT THE END OF THE PERIOD	1 770,0

NOTE B: STATEMENT OF TANGIBLE ASSETS AS AT DECEMBER 31, 2004

A) ACQUISITION COST	*Amounts in Thousands EUR*
At the end of the preceding period	9 136,1
Movements during the year	
Expenditure	1 913,6
Sales and disposals	-122,1
Transfers	0,0
At the end of the year	10 927,6
C) DEPRECIATION AND AMOUNTS WRITTEN OFF	
At the end of the preceding period	5 944,0
Movements during the year	
Expenditure	1 915,5
Sales and disposals	121,8
Transfers	0,0
At the end of the year	7 737,7
D) NET CARRYING VALUE AT THE END OF THE PERIOD	3 189,9

NOTE C: STATEMENT OF FINANCIAL FIXED ASSETS AS AT DECEMBER 31, 2004

ACQUISITION COST	*Amounts in Thousands EUR*
At the end of the preceding period	2,0
VAT Export Exemption	2,2
U.S. Office Rent Guarantee	3,6
At the end of the year	7,8

NOTE D: ANALYSIS OF THE CAPITAL AS AT DECEMBER 31, 2004

CAPITAL	*Amounts in Thousands EUR*	*Number of Shares*
Issued capital		
At end of preceding period	5 510,1	9 285 231
Execution of warrants		
Capital increase March 29th,2004	37,1	62 923
Capital increase June 30th,2004	15,7	26 513
Capital increase September 24th,2004	105,6	178 963
Private placement		
Capital increase April 20th,2004	325,5	551 724
Total	5 994,0	10 105 354

NOTE E: ANALYSIS OF DEBT AS AT DECEMBER 31, 2004

Amounts in Thousands EUR	*Maximum 1 year*	*Between 1 & 5 years*
Analysis of debts with an original maturity of over one year, by remaining maturity	911,2	507,9

NOTE F: STATE OF PERSONNEL CHARGES AS AT DECEMBER 31, 2004

1. STAFF INCLUDED ON THE STAFF REGISTER	*2004*	*2003*	*2002*
a) Total number of people registered at year-end	196	157	153
b) Average number of people registered in full-time equivalent	162	156	157
2. PERSONNEL CHARGES			*In 000 EUR*
a) Remuneration and direct benefits	6 053,7	5 690,0	5 987,9
b) Employer's contributions for social security	1 421,8	1 329,0	1 338,4
c) Other personnel charges	373,2	376,3	221,3



RECONCILIATION OF NET RESULT AND EQUITY

ACCORDING TO BELGIAN AND US GAAP

As the accounts of Option NV are kept in accordance with accounting principles generally accepted in Belgium (Belgian GAAP), adjustments had to be made to conform to US GAAP. As this translation of the financial statements did result in differences in Net Profit/Loss, a full reconciliation is presented.

Most important is the provision for deferred taxes. As Option NV has tax recoverable losses, a deferred tax asset was accounted for. Because of the decision in 2002 to decrease the Belgian tax rate from 40,17% to 33,99%, the Company has reduced deferred taxes related to the Belgian losses for 1 284,8k EUR during that year. In 2004, due to the positive results the Company was able to reduce on a year over year basis its deferred tax asset by an amount of EUR 2,6 million benefiting as well as from its own group structure.

During 2004, the Company increased the capital through a private placement and the conversion of warrants. Under US GAAP, the Company accounted for the net proceeds in equity and cash. For Belgian GAAP, the gross proceeds where accounted for under equity, whilst the commission of EUR 404,7k was recorded under expenses and net proceeds under cash.

	2004	2003	2002
Net result according to Belgian GAAP	**17 207,5**	**6 000,3**	**-8 069,7**
deferred taxes (P&L)	-2 555,4	-344,9	1 214,4
commission private placement	404,7	35,1	15,9
Doubtful account	-11,0	0,0	0,0
Paid-in capital	0,0	-8,0	0,0
Full Absorption Cost - Production	-21,0	-102,6	-232,0
Net result according to US GAAP	**15 024,8**	**5 579,9**	**-7 071,4**

Equity according to Belgian GAAP	**36 652,4**	**10 205,8**	**-2 122,9**
deferred taxes	-2 555,4	-344,9	1 214,4
US GAAP Prior Year adjustments - deferred tax	8 869,5	9 214,4	8 000,0
Doubtful account	-11,0	0,0	0,0
US GAAP Prior Year adjustments - full absorbtion cost	74,6	177,2	409,2
Full Absorption Cost - Production	-21,0	-102,6	-232,0
Equity according to US GAAP	**43 009,1**	**19 150,0**	**7 268,7**

STATUTORY AUDITOR'S REPORT

STATUTORY AUDITOR'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004 TO THE SHAREHOLDERS' MEETING

To the Shareholders

In accordance with the legal and statutory requirements, we are pleased to report to you on our audit assignment which you have entrusted to us.

We have audited the consolidated statements as of and for the year ended December 31, 2004, which have been prepared under the responsibility of the Board of Directors and which show a balance sheet total of EUR 58.480 (000) EUR and an income statement resulting in a profit for the year of EUR 17.207 (000). We have also examined the consolidated directors' report.

Unqualified audit opinion on the consolidated financial statements

We conducted our audit in accordance with the standards of the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement taking into account the legal and statutory requirements applicable to consolidated statements in Belgium.

In accordance with these standards, we considered the group's administrative and accounting organization as well as its internal control procedures. We have obtained explanation and information required for our audit. An audit includes examining, on a test basis, evidence supporting the amounts in the consolidated financial statements. An audit also includes assessing accounting policies used, the basis for consolidation and significant estimates made by management as well as evaluating the overall consolidated financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a fair and true view of the group's assets, liabilities, consolidated financial position as of December 31, 2004, and the consolidated results of its operations for the year then ended, and the information given in the notes to the financial statements is adequate.

Additional certifications

We supplement our report with the following certifications which do not modify our audit opinion on the financial statements:

- The consolidated directors' report contains the information required by the Company Law and is consistent with the consolidated financial statements.

17 March 2005
The Statutory Auditor

DELOITTE & TOUCHE
Reviseurs d'Entreprises SC s.f.d. SCRL
Represented by Leo Van Steenberge

STATUTORY BALANCE SHEET OPTION NV

BELGIAN GAAP - SHORT VERSION

NOTE A: AUDITED 2004 FINANCIAL STATEMENTS

In accordance with article 105 of the Company Code, the current Annual Report offers a short version of the statutory annual account of Option NV.
The Company Auditor has signed a statement of unqualified approval of the statutory annual accounts of Option NV.

Abridged balance sheet (According to Belgian Accounting Standards)

December 31 - in .000 EUR	*2004*	*2003*
Assets		
Fixed assets	7 263,3	13 761,9
Intangible assets	1 753,5	1 859,7
Tangible assets	2 910,7	2 643,9
Financial assets	2 599,1	9 258,3
Current assets	31 251,6	8 293,3
Stocks and contracts in progress	593,2	429,8
Accounts receivable within one year	4 193,9	2 404,5
Cash & cash investments	26 376,8	4 702,3
Deferred charges and accrued income	87,8	756,7
Total Assets	**38 514,9**	**22 055,2**
Liabilities		
Capital and reserves	34 703,7	16 448,7
Capital	5 994,0	5 510,1
Share Premium	44 449,2	35 693,9
Profit/(loss) carried forward	-15 739,4	-24 755,3
Creditors	3 811,2	5 606,5
Subordinated loan	221,7	221,7
Accounts payable after more than one year	286,2	399,2
Accounts payable within one year	2 976,9	3 045,9
Accrued charges and deferred income	326,5	1 939,7
Total Liabilities	**38 514,9**	**22 055,2**

STATUTORY PROFIT AND LOSS OPTION NV

BELGIAN GAAP - SHORT VERSION

Abridged profit and loss account (According to Belgian Accounting Standards)

December 31 - in .000 EUR	*2004*	*2003*
I. Revenues	28 898,8	16 867,5
Turnover	5 810,6	11 077,9
Increase (decrease) in stocks of finished goods, work and contracts in progress	-74,2	-59,9
Other operating income	23 162,4	5 849,5
II. Operating charges	19 976,4	-17 409,9
Raw materials, consumables and goods for resale	3 156,8	2 331,5
Services and other goods	8 400,7	7 870,2
Remuneration, social security costs and pensions	5 292,9	4 813,6
Depreciation of and other amounts written off formation expenses, intangible and tangible fixed assets	3 175,6	2 045,2
Increase, decrease in amounts written off stocks, Contracts in progress and trade debtors	-72,4	292,8
Provision for contingencies	0,0	0,0
Other operating charges	22,8	56,6
III. Operating profit/(loss)	8 922,4	-542,3
IV. Financial income	543,1	957,9
V. Financial charges	-449,7	-1 463,1
VI. Profit/(loss) on ordinary activities before taxes	9 015,9	-1 047,5
VII. Extraordinary income	0,0	0,0
VIII. Extraordinary charges	0,0	-5,4
IX. Profit/(loss) for the period before taxes	9 015,9	-1 052,9
XI. Profit/(loss) for the period	9 015,9	-1 052,9
XIII. Profit/(loss) for the period available for appropriation	9 015,9	-1 052,9

Abridged appropriation account (According to Belgian Accounting Standards)

December 31 - in .000 EUR	*2004*	*2003*
Profit/(loss) to be appropriated	-15 739,4	-24 755,3
Profit/(loss) for the period available for appropriation	9 015,9	-1 052,9
Profit/(loss) carried forward from previous year	-24 755,3	-23 702,4

VALUATION RULES OPTION NV

BELGIAN GAAP

NOTE 8: VALUATION RULES | BELGIAN GAAP

Formation expenses

Formation expenses are charged against income except for costs capitalized.

Intangible assets

Patents, licenses and software are linearly depreciated at rates of 20% to 50%.

Plant, machinery and equipment

Lab equipment, test equipment and computer equipment are linearly depreciated at rates of 20% to 50%. Test equipment (under lease) is linearly depreciated at a rate between 10% and 50%.

Vehicles

Vehicles are linearly depreciated at rate of 20%.

Office Furniture

Office furniture and equipment are linearly depreciated at rates of 10% to 33,3%. Leased office equipment is linearly depreciated at rates between 20% and 50%.

Financial assets

During the financial period investments are not revalued.

Stocks

Stocks (raw materials, consumables, work in progress, finished goods and goods for resale) are valued at acquisition cost determined according to the fifo-method or by the lower market value.

Products

The products are valued at costs that only directly attribute.

Contracts in progress

Contracts in progress are valued at production cost.

Debts

Liabilities do not include long-term debts, bearing no interests or at a unusual low interest.

Foreign currencies

Debts, liabilities and commitments denominated in foreign currencies are translated using the exchange rate of December 31, 2004. Transactions are converted at the daily exchange rate.

Exchange differences have been disclosed in the annual accounts as follows:

- Positive exchange results in box IV. of the profit and loss account;
- Negative exchange results in box V. of the profit and loss account.

EXPLANATORY NOTES OPTION NV

NOTE C: EXPLANATORY NOTES | BELGIAN GAAP - SHORT VERSION

Participating interests

The following participations in subsidiary enterprises are retained with mention of the number of registered rights and percentage of ownership:

	Shares Held by Company (by Number)	% Held by Company	% Held by Subsidiaries
Option Germany - Adelsried (D)	1	100%	0%
Option Wireless - Cork (IRL)	2 000 000	100%	0%

Statement of Capital

	Amounts (in EUR)	Number of shares
Issued capital		
At the end of the preceding period	5 510 082,34	
Capital increase 29/03/2004	37 124,57	62 923
Capital increase 20/04/2004	325 517,16	551 724
Capital increase 30/06/2004	15 642,67	26 513
Capital increase 24/09/2004	105 588,17	178 963
At the end of the period	5 993 954,91	
Structure of the capital		
Different categories of shares		
Registered shares and bearer shares	5 993 954,91	10 105 354
Registered		5 960
Bearer		10 099 394

Commitments to issue shares as per December 31, 2004

Following the exercising of subscription rights	Amounts (in EUR)	Number of shares
number of outstanding subscription rights		207 170
amount of capital to be issued	123 038,26	
maximum number of shares to be issued		207 170

Authorised capital

On December 31, 2003 the authorized (but non-issued) capital amounted to EUR 4 517 756,22

STATUTORY AUDITOR'S REPORT OPTION NV

STATUTORY AUDITOR'S REPORT FOR THE YEAR ENDED DECEMBER 31, 2004 TO THE SHAREHOLDERS' MEETING

To the Shareholders

In accordance with the legal and statutory requirements, we are pleased to report to you on our audit assignment which you have entrusted to us.

We have examined the financial statements for the year ended December 31, 2004 which have been prepared under the responsibility of the Board of Directors and which show a balance sheet total of 38.515 (000) EUR and an income statement resulting in a profit for the year of 9.016 (000) EUR. In addition, as required by the Company Law, we have performed specific additional audit procedures.

Unqualified audit opinion on the financial statements

We conducted our audit in accordance with the standards of the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement taking into account the legal and statutory requirements applicable to financial statements in Belgium.

In accordance with these standards we have taken into account the administrative and accounting organization of your company as well as the procedures of internal control. The responsible officers of the company have clearly replied to all our requests for information and explanations. We have examined, on a test basis, the evidence supporting the amounts included in the financial statements. We have assessed the accounting policies used, the significant estimates made by the company and the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, taking into account the applicable legal and regulatory requirements, the financial statements give a fair and true view of the company's assets, liabilities, financial position as of December 31, 2004, and the results of its operations for the year then ended, and the information given in the notes to the financial statements is adequate.

Additional certifications

We supplement our report with the following certifications which do not modify our audit opinion on the financial statements:

- The directors' report contains the information required by the Company Law and is consistent with the financial statements.
- Without prejudice to certain formal aspects of minor importance, the accounting *records are maintained and the financial statements have been prepared in accor-*dance with the legal and statutory requirements applicable in Belgium.
- No transactions have been undertaken or decisions taken in violation of the company's statutes or the Company Law which we would have to report to you. The appropriation of the results proposed to the General Meeting is in accordance with legal and statutory requirements.

17 March 2005
The Statutory Auditor

DELOITTE & TOUCHE
Reviseurs d'Entreprises SC s.f.d. SCRL
Represented by Leo Van Steenberge

FINANCIAL CALENDAR & INFORMATION

Option intends to release its quarterly information in 2005 on the following dates - before market hours:

1Q Results	Tuesday May 3, 2005
2Q Results	Tuesday August 2, 2005
3Q Results	Thursday October 27, 2005

General Meeting of Shareholders 2004	Thursday March 31, 2005 at 10 AM
General Meeting of Shareholders 2005	planned on Friday March 31, 2006 at 10 AM

For clarification concerning the information contained in this annual report or for information about Option NV, please contact:

Frederic Convent | Chief Financial Officer & General Counsel
Kolonel Begaultlaan 45 | B-3012 Leuven, Belgium
T +32 (0)16 317 411 | F +32 (0)16 317 490
investor@option.com

INFORMATION SHEET BY END 2004

Name	Option N.V.
Form	Limited Company as per Belgian Law
Address	Kolonel Begaultlaan 45 | B - 3012 Leuven
Phone	+32(0)16 317 411
Fax	+32(0)16 317 490
E-mail	investor@option.com
Website	www.option.com
Entreprise No.	0 429 375 448
V.A.T.	BE 429 375 448
Establishment Date	July 3rd, 1986
Duration	Indefinite duration
Auditor	Deloitte-Auditors represented by Leo Van Steenberge
Financial Year Closing	December 31st
Capital	5 993 954,91 EUR
Number of shares	10 105 354
Annual Meeting	Last business day of March
Listing	Euronext-continumarkt-ticker OPTI
Deposit Bank	Fortis
Member of index	Next Economy Next 150  Midbel VLAM 21 
Other Labels	Ethibel Europe 500 

LANGUAGE OF THIS ANNUAL REPORT

Pursuant to Belgian Law, Option is required to prepare its Annual Report in Dutch. Option has also made an English language translation of this Annual Report. In case of differences in interpretation between the English en Dutch versions of the Annual Report, the original English version shall prevail. Option has verified and is responsible for the translation and the conformity of the Dutch- and English-language versions.

AVAILABILITY OF THE ANNUAL REPORT

The Annual Report is available to the public free of charge upon request to:

Option N.V.
Attention Investor Relations
Kolonel Begaultlaan 45
3012 Leuven, Belgium
phone +32(0)16 317 411
fax +32(0)16 317 490
e-mail investor@option.com

An electronic version of the Annual Report is also available, for information purposes only, via the internet on the website of Option (address: www.option.com). Only the printed Annual Report, published in Belgium in accordance with the applicable rules and legislation is legally valid, and Option takes no responsibility for the accuracy or correctness of the Annual Report available via the Internet. Other information on the website of Option or on any other website, does not form part of this Annual Report.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements, including, without limitation, statements containing the words "believes", "anticipates", "expects", "intends", "plans", "seeks", "estimates", "may", "will", and "continue" and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors wich might cause the actual results, financial condition, performance or achievements of Option, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the public is cautioned not to place any undue reliance on such forward-looking statements. These forward-looking statements are made only as of the date of this Annual Report. Option expressly disclaims any obligation to update any such forward-looking statements in this Annual Report to reflect any change in its expectations with regard thereto or any change in events, conditions, or circumstances on wich any such statement is based, unless such statement is required pursuant to applicable laws and regulations.

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[illegible]   00000000000000
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Report of the Board of Directors for the Financial Year Ended December 31, 2004

[See 2004 Annual Report]

Report of the Statutory Auditor for the Financial Year Ended December 31, 2004

[See 2004 Annual Report]

Annual Statutory Accounts for the Financial Year Ended on December 31, 2004 and Allocation of Results (Belgian GAAP)

[See 2004 Annual Report]

Annual Consolidated Accounts and Consolidated Reports for the Financial Year Ended on December 31, 2004 (Belgian GAAP)

[See 2004 Annual Report]